Use these links to rapidly review the document

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-143254

Prospectus Supplement
(To prospectus dated June 15, 2007)

        6,100,000 Shares

Common Stock

                We are offering 6,100,000 shares of our common stock. Our common stock is traded on The New York Stock Exchange under the symbol "VQ." On June 26, 2007, the last reported sale price of our common stock was $18.78 per share.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Venoco, Inc.
Per Share	$18.50	$0.74	$17.76
Total	$112,850,000	$4,514,000	$108,336,000

                We have granted the underwriters an option for a period of 30 days to purchase up to 915,000 additional shares of our common stock on the same terms and conditions set forth above to cover over-allotments, if any.

                Investing in our common stock involves risks and uncertainties. See "Risk Factors" beginning on page 2 of the accompanying prospectus. You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully before you make your investment decision.

                Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.

                Delivery of the shares of common stock will be made on or about July 2, 2007.

Joint Book-Running Managers

Credit Suisse		Lehman Brothers

JPMorgan

BMO Capital Markets	Fortis Securities LLC	UBS Investment Bank

June 27, 2007

PROSPECTUS SUPPLEMENT
ABOUT THIS PROSPECTUS SUPPLEMENT
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
PROSPECTUS SUPPLEMENT SUMMARY
USE OF PROCEEDS
CAPITALIZATION
PRICE RANGE OF OUR COMMON STOCK AND DIVIDENDS
MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION INCORPORATED BY REFERENCE
GLOSSARY OF OIL AND GAS TERMS
PROSPECTUS
ABOUT THIS PROSPECTUS
THE COMPANY
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF WARRANTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION INCORPORATED BY REFERENCE

i

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which provides more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference, on the other hand, you should rely on the information in this prospectus supplement.

        You should rely only on the information contained in this prospectus supplement, the accompanying prospectus, the documents we incorporate by reference and any free writing prospectus prepared by or on behalf of us. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date on its front cover. Our business, financial condition, results of operations and prospects may have changed since the date indicated on the front cover of such documents. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer to sell or the solicitation of an offer to buy any securities other than the common stock offered hereunder, nor does this prospectus supplement or the accompanying prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

        As used in this prospectus supplement, unless the context otherwise indicates, references to "Venoco," the "company," "we," "our," "ours" and "us" refer to Venoco, Inc. and its subsidiaries collectively. Certain oil and natural gas industry terms used in this prospectus supplement are defined in the "Glossary of Oil and Gas Terms" beginning on page S-27. Except as otherwise indicated, the information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional shares to cover over-allotments.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement, the accompanying prospectus and information incorporated by reference contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The use of any statements containing the words "anticipate," "intend," "believe," "estimate," "project," "expect," "plan," "should" or similar expressions are intended to identify such statements. The information reflected in the forward-looking statements is subject to numerous risks and uncertainties, including those discussed in "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" in the accompanying prospectus. We have no intention, and disclaim any obligation, to update or revise any forward-looking statements, whether as a result of new information or otherwise.

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights selected information appearing elsewhere in this prospectus supplement, the accompanying prospectus or a document incorporated by reference. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully before making an investment decision, especially "Risk Factors" in the accompanying prospectus and the consolidated financial statements and notes to those consolidated financial statements incorporated by reference herein.

Our Company

        We are an independent energy company engaged in the acquisition, exploration, exploitation and development of oil and natural gas properties. Our principal properties are located offshore southern California, onshore in California's Sacramento Basin and onshore along the Gulf Coast of Texas, and are characterized by long reserve lives, predictable production profiles and substantial opportunities for further exploitation and development, including numerous relatively low risk drilling locations.

        We have grown to become one of the largest independent energy companies in California based on production volumes. According to reserve reports prepared by Netherland, Sewell & Associates, Inc. and DeGolyer & MacNaughton, we had proved reserves of approximately 87.9 MMBOE as of December 31, 2006, of which 56% were oil and 58% were proved developed. The PV-10 value of our proved reserves as of that date was approximately $1.12 billion. Our definition of PV-10, and a reconciliation of a standardized measure of discounted future net cash flows to PV-10, is set forth in "—Non-GAAP Financial Measures and Reconciliations—PV-10 Value." Our average net production in the first quarter of 2007 was 17,670 BOE/d, implying a proved reserves to production ratio of 13.6 years and a proved developed reserves to production ratio of 7.9 years. The following table summarizes certain information concerning our production in the first quarter of 2007 and our reserves and inventory of drilling locations as of December 31, 2006.

	First Quarter 2007 Net Production			Proved Reserves
	Oil (MBbl)	Gas (MMcf)	Total (MBOE)	Total (MMBOE)		% Oil	PV-10 Value ($MM)(1)	Drilling Locations(2)
Coastal California(3)	633	308	685	37.4		87.5	$530.5	51
Sacramento Basin	—	3,724	621	27.9		—	251.1	547
Texas	250	212	284	22.6		74.5	339.5	56

Total	883	4,244	1,590	87.9	(4)	56.4	$1,121.1	654

(1)
Based on unescalated prices of $57.75 per Bbl for oil and natural gas liquids and $5.64 per MMBtu for natural gas, in each case adjusted for regional price differentials and similar factors.

(2)
Represents total gross drilling locations identified by management as of December 31, 2006. Of the total, 358 locations are classified as proved.

(3)
Includes properties offshore and onshore southern California.

(4)
Total estimated proved reserves as of December 31, 2006, including reserves from properties acquired in 2007, are 98.6 MMBOE.

        We recently acquired the West Montalvo field in Ventura County, California, and the Manvel field in Brazoria County, Texas, for an aggregate price of approximately $107.4 million. We estimate that the acquired fields had aggregate proved reserves of approximately 9.7 MMBOE as of December 31, 2006. See "—Recent Developments—West Montalvo and Manvel Acquisitions." Including production from the acquired fields, our average net production from May 12, 2007 (the date following the closing of the West Montalvo acquisition) through May 31, 2007 was approximately 19,800 BOE/d. Assuming the successful completion of this offering, we expect our exploration, exploitation and development capital expenditures in 2007 to be approximately $270.0 million, including amounts to be used to pursue exploitation and development opportunities on the acquired properties.

Our Strengths

        We believe that the following strengths provide us with significant competitive advantages:

        High quality asset base with a long reserve life.    Most of our reserves are located in fields that have large volumes of hydrocarbons in place in multiple geologic horizons. Fields of this type often have a significant number of potential drilling prospects. One of our primary objectives is to increase the amount of oil and natural gas ultimately recovered from these fields, thereby increasing our reserves and production. Our offshore California fields and our Texas Gulf Coast fields generally have well-established production histories and exhibit relatively moderate production declines. We believe that our relatively stable base of long-lived production is a strong platform to support further growth in our reserves and production.

        Attractive reserve replacement costs.    From our inception in 1992 through December 31, 2006, we made approximately $1.1 billion in capital expenditures to acquire, develop and/or discover 142.4 MMBOE of proved reserves, which equates to an average reserve replacement cost, including reserve revisions, of $7.39 per BOE. These capital expenditures consisted of $592.4 million used to complete 39 acquisitions and $459.4 million used for development and exploration projects. See "—Non-GAAP Financial Measures and Reconciliations—Reserve Replacement Costs" for a description of how we calculate reserve replacement cost.

        Significant drilling inventory and growth potential.    As of December 31, 2006, we had identified 654 drilling locations on our properties, and we anticipate identifying additional locations on those properties as we pursue our exploration, exploitation and development activities. As of March 31, 2007, we held approximately 325,000 gross acres (237,000 net). We believe that the continued exploitation and development of our properties will allow us to increase our proved reserves and our average net daily production even if we do not make additional acquisitions. In addition, we believe that improved technology, our experienced technical staff and our substantial acreage position will allow us to further expand our proved reserves and production through exploration activities.

        Strong position in the Sacramento Basin.    We have considerable expertise in the exploration, exploitation and development of properties in the Sacramento Basin, where we have operated since 1996 and are currently one of the largest producers. We have a team of engineers and geologists dedicated exclusively to our operations in the basin, and have six drilling and six completion/workover rigs under contract there as of May 31, 2007. We believe that our experience, expertise and substantial presence in the basin will allow us to continue to take advantage of attractive acquisition, exploration, exploitation and development opportunities there. In addition, we believe that the basin's proximity to northern California natural gas markets, its substantial gathering infrastructure and pipeline capacity and the relatively small discount to NYMEX prices received for natural gas produced there contribute to the value of our position.

        Extensive knowledge of the Monterey shale formation. A substantial portion of our production consists of offshore production from an unconventional reservoir, the fractured Monterey shale formation in California. Our technical team has extensive offshore experience with the evaluation and exploitation of this reservoir. We believe that there are significant exploration, exploitation and development opportunities relating to the Monterey formation onshore as well, and that our offshore expertise will help us take advantage of those opportunities.

        Experienced, proven management and operations team.    The members of our management team have an average of over 20 years of experience in the oil and natural gas industry. Prior to founding our company in 1992, our CEO, Timothy Marquez, worked for Unocal for 13 years in both engineering and managerial positions. Our operations team has significant experience in the California and Texas oil and natural gas industry across a broad range of disciplines, including geology, drilling and operations, and regulatory and environmental matters. Our team includes 44 engineers and geoscientists as of March 31, 2007. We believe that our experience and knowledge of the California oil and natural gas industry, including the unconventional Monterey reservoir, are important competitive advantages for us.

        High percentage of operated properties.    We have operating control of substantially all of our properties, operating approximately 96% of our production in the first quarter of 2007. Maintaining control of our properties allows us to use our technical and operational expertise to manage overhead, production and drilling costs and capital expenditures and to control the timing of exploration, exploitation and development activities.

        Reputation for environmental, safety and regulatory compliance.    We believe that we have established a reputation among regulators and other oil and natural gas companies as having a commitment to safe environmental practices. For example, the state of California has presented us with awards for outstanding lease maintenance at our Beverly Hills and Santa Clara Avenue fields. We believe that our reputation is an important advantage for us when we are competing to acquire properties, particularly those in environmentally sensitive areas, because sellers are often concerned that they could be held responsible for environmental problems caused by the purchaser.

        Good relationships with local communities.    We have devoted substantial effort towards establishing and maintaining good relationships with the communities in which we operate, and have won several awards for our community service and outreach programs. We believe that maintaining strong community ties can, among other things, help facilitate the process of obtaining the governmental approvals needed to expand our operations.

Our Strategy

        We intend to continue to use our competitive strengths to advance our corporate strategy. The following are key elements of that strategy:

        Grow through relatively low-risk exploration, exploitation and development projects.    We operate properties with substantial volumes of remaining hydrocarbons. We believe that we can expand reserves and increase production from these properties on a cost-effective basis with relatively limited risk. Our exploration, exploitation and development capital expenditures have increased significantly in recent years, from $23.2 million in 2004 to $83.6 million in 2005 and $189.2 million in 2006. We expect that our exploration, exploitation and development capital expenditures in 2007 will be approximately $270.0 million assuming the successful completion of this offering.

        Make opportunistic acquisitions of underdeveloped properties.    We pursue acquisitions that expand our reserves and production on a cost-effective basis. Our primary focus is on operated interests in large, mature fields that are located in our core operating regions and have significant production histories, established proved reserves and potential for further exploitation and development, such as the West Montalvo and Manvel fields we recently acquired. Historically, we have had success acquiring offshore California properties from major oil companies, including Chevron and ExxonMobil. We believe that we have established a strong reputation as a reliable and safe operator and that this will lead to future opportunities to acquire properties from major oil companies and larger independent energy companies. In addition, many large properties in California are held by smaller independent energy companies that lack the resources to exploit them fully. We intend to pursue these opportunities to selectively expand our portfolio of properties.

        Actively grow in the Sacramento Basin.    We intend to continue to pursue an active drilling and acreage acquisition program in the Sacramento Basin. In the first quarter of 2007, our average net production in the basin was approximately 41,400 Mcf/d, or 314% of our production in the area in the fourth quarter of 2004. We expect to continue our growth in this area, which we believe has significant exploration, exploitation and development opportunities. As one of the largest operators in the basin, we believe that we are well positioned to identify and exploit these opportunities. For example, we are currently pursuing an infill drilling program in the basin that we believe will allow us to grow our production and reserves there on a relatively low-risk basis.

        Exploration and exploitation of unconventional reservoirs.    We plan to use the expertise we have developed with the fractured Monterey shale formation and other complex, unconventional reservoirs in our acquisition, exploration, exploitation and development of properties with similar characteristics. As of February 28, 2007, we controlled approximately 51,800 net acres with proven, probable and possible Monterey reserves and are actively seeking additional acreage.

        Continue to focus on our core areas.    Our core areas of operation are California and the Texas Gulf Coast. We believe the California market will continue to provide us with attractive growth opportunities. Many properties in California are characterized by significant hydrocarbons in place with multiple pay zones and long reserve lives—characteristics that our technical expertise makes us well-suited to exploit. In addition, competition for the acquisition of properties in California is limited relative to many other markets because of the state's unique operational and regulatory environment. We believe that our technical capabilities, environmental record and experience with California regulatory requirements will facilitate our growth in the California market. Similarly, we believe that our experience with the use of secondary recovery techniques in mature fields, and the suitability of some of our significant properties for exploitation through CO2 flooding, will provide us with growth opportunities in the Texas Gulf Coast.

        Reduce per-unit operating costs.    We expect that production growth in the Sacramento Basin will allow us to reduce our operating expenses on a per-barrel basis, as production expenses associated with our Sacramento Basin wells tend to be low relative to most of our other wells. We also expect that our operating margins will improve as we complete remedial activities in the Hastings complex in Texas and implement other cost control measures.

        Maintain financial flexibility.    We believe that maintaining both financial flexibility and a disciplined capital expenditure program are integral to the successful execution of our business strategy. Our cash flow from operations is supported by the hedges we have in place from 2007 through 2010. Using a blend of purchased floors and collars, we maintain a balanced oil and natural gas derivative position intended to limit downside price risk while maintaining the potential to benefit from price increases on a substantial portion of our anticipated production. We will continue to pursue our hedging strategy in order to protect our ability to execute our capital expenditure plan and to preserve upside potential.

Recent Developments

        Formation of a Master Limited Partnership.    We expect to form a master limited partnership, or MLP, and offer common units representing limited partnership interests to the public. We currently expect to capitalize the MLP through the contribution of our interests in certain onshore fields in Southern California and a portion of our interests in the South Ellwood field offshore California and in the Hastings complex. Our plans with respect to the MLP may change, and we cannot assure you that we will form the MLP or that any MLP offering will be completed.

        West Montalvo and Manvel Acquisitions.    We acquired the West Montalvo field in Ventura County, California in May 2007 for approximately $61.3 million. The field includes an offshore portion that is reachable from onshore locations. We acquired the Manvel field in Brazoria County, Texas, and certain related fields, in April 2007 for $46.1 million. We believe that the Manvel field provides us with exploitation and development opportunities that are similar to those in the Hastings complex, which is nearby and geologically similar. We believe that both the West Montalvo and Manvel fields may be suitable for CO2 flooding.

        New Second Lien Term Loan.    In May 2007, we entered into a new second lien term loan facility to refinance and replace our existing second lien term loan facility. We borrowed $500.0 million under the new facility, of which $354.1 million was used to repay all amounts outstanding under the existing second lien term loan facility plus accrued interest and prepayment premiums, and $141.0 million was used to reduce amounts outstanding under our revolving credit facility. We have entered into interest rate swaps pursuant to which amounts borrowed under this facility will bear interest at a fixed rate of approximately 9.3% for three years.

        South Ellwood Sales Agreement.    We recently entered into an agreement pursuant to which we will sell oil production from our South Ellwood field to the operator of a refinery in Long Beach, California. The production will be delivered to Long Beach by the barge that services the field. The agreement has a term of one year and provides for a price based on a fixed differential to the NYMEX price for light sweet crude. Pursuant to the agreement, we expect to have access to a second barge to make deliveries of oil production from the field when the barge we currently use is unavailable. Use of the second barge will be subject to receipt of necessary permits and approvals, and we cannot assure you that those permits and approvals will be obtained.

        CO2 Project With Denbury.    In November 2006, we entered into an option agreement with Denbury Resources relating to a potential CO2 enhanced recovery project in the Hastings complex. Pursuant to the agreement, Denbury has agreed to pay us a total of $50.0 million for an option to acquire our interest in parts of the complex and certain related property for use in an enhanced recovery project in which we will have a continuing interest. Of the total option payment, $37.5 million was paid in December 2006, $7.5 million will be paid in November 2007 and the remaining $5.0 million will be paid in November 2008. No part of the option payment is refundable. Denbury may not exercise the option until September 2008. The initial exercise period will end in October 2009, subject to Denbury's right to extend it for successive one-year periods until 2016 for an annual extension fee of $30.0 million.

        Following the exercise of the option, Denbury will either purchase the properties subject to the option or, if we so elect, enter into a volumetric production payment arrangement with us with respect to the properties. The purchase price or volumetric production payment will be based on the value of the properties as determined with respect to the net proved reserves associated with the properties based on then-existing operations and NYMEX forward strip pricing, subject to certain adjustments. The $50.0 million option payment will not be deducted from the purchase price or payment. Contemporaneously with its exercise of the option, Denbury will commit to a development plan for the properties that will call for it to make capital expenditures of at least $178.7 million over five years. As part of the plan, Denbury will be responsible for providing the necessary CO2. Following the exercise of the option, we will retain an overriding royalty interest of 2.0% in production from the properties. We will also have the right to back in to a working interest of approximately 22.3% in the CO2 project after Denbury recoups (i) its operating costs relating to the project and a portion of the purchase price and (ii) 130% of its capital expenditures made on the project. We will continue our operations on the properties until the option is exercised. The success of any CO2 enhanced recovery project is subject to numerous risks and uncertainties, including those relating to the geologic suitability of the properties for such a project and the availability of an economic and reliable supply of CO2.

Risk Factors

        You should carefully consider the risks described under "Risk Factors" beginning on page 2 of the accompanying prospectus and the other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference before making a decision to invest in our common stock. The risks to which our business is subject include operating and environmental risks relating to our offshore operations, which are greater in some respects than those associated with onshore operations. In addition, in our pursuit of additional growth opportunities, we will be competing with many companies that have greater financial and technical resources than we do. Also, for the reasons described under "Risk Factors" in the accompanying prospectus, our ability to replace our reserves, the extent to which current estimates of our proved reserves ultimately correspond to actual production, and the time and financial and other resources required to produce our reserves are all subject to numerous risks and uncertainties, many of which are beyond our control.

Our Offices

        We were incorporated in California in 1992 and reincorporated in Delaware in 1998. Our principal office is located at 370 17th Street, Suite 3900, Denver, Colorado 80202-1370 and our telephone number is (303) 626-8300. We also maintain regional offices in Carpinteria, California and Houston, Texas. Our website can be found at www.venocoinc.com. The information on our website is not a part of this prospectus supplement.

The Offering

Issuer	Venoco, Inc.
Common stock offered	6,100,000 shares
Underwriters' option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional 915,000 shares of common stock.
Common stock outstanding after this offering
49,105,332 shares (or 50,020,332 shares if the underwriters' option to purchase additional shares is exercised in full), not including options to purchase 4,800,213 shares of our common stock granted under our stock incentive plans and outstanding as of March 31, 2007.
Use of proceeds
We intend to use the net proceeds from this offering to reduce outstanding indebtedness under our revolving credit facility, to supplement our capital expenditure budget and for general corporate purposes. Affiliates of certain of the underwriters are lenders under our revolving credit facility and will therefore receive a portion of the net proceeds of this offering. See "Underwriting."
Risk factors
An investment in our common stock involves a high degree of risk. See "Risk Factors" in the accompanying prospectus and other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference for a discussion of factors you should consider before investing in our common stock.

Summary Financial Information

        The following table presents summary financial information for the periods indicated. The information for each of the years in the three-year period ended December 31, 2006 was derived from our audited financial statements and the information for the three-month periods ended March 31, 2006 and 2007 was derived from our unaudited interim financial statements. The information set forth below is not necessarily indicative of future results. We urge you to read the information set forth below in conjunction with the audited and unaudited financial statements incorporated by reference in this prospectus supplement, including the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the three-month period ended March 31, 2007. Amounts are in thousands, except per share data.

	Year Ended December 31,			Three Months Ended March 31,
	2004(1)(2)	2005	2006	2006	2007
	(Predecessor)	(Successor)	(Successor)	(Unaudited)
Statement of Operations Data:
Oil and natural gas revenues	$139,961	$191,092	$274,813	$51,271	$73,639
Commodity derivative losses	(18,685)	(57,595)	(2,365)	(15,570)	(18,714)
Other revenues(3)	5,457	4,456	5,470	1,714	813

Total revenues	126,733	137,953	277,918	37,415	55,738
Production expenses	49,567	54,038	87,505	12,322	25,087
Transportation expense	2,915	2,596	3,533	805	1,877
Depreciation, depletion and amortization	16,489	21,680	63,259	6,694	20,599
Accretion of abandonment liability	1,482	1,752	2,542	470	773
General and administrative expenses, net of capitalized amounts	11,272	16,007	28,317	4,406	9,795
Amortization of deferred loan costs	3,050	1,755	3,776	338	1,245
Interest expense, net	2,269	13,673	49,385	3,773	13,327
Income tax provision (benefit)	16,088	10,300	15,650	3,500	(6,600)
Minority interest in Marquez Energy	95	42	—	—	—

Net income (loss)	23,506	16,110	23,951	5,107	(10,365)
Preferred stock dividends	(7,134)	—	—	—	—
Excess of carrying value over repurchase price of preferred stock(4)	29,904	—	—	—	—

Net income (loss) applicable to common equity	$46,276	$16,110	$23,951	$5,107	$(10,365)

Earnings (loss) per common share:
Basic	$1.33	$0.49	$0.71	$0.16	$(0.24)
Diluted	$0.48	$0.49	$0.69	$0.15	$(0.24)
Cash Flow Data:
Cash provided (used) by
Operating activities	$43,309	$39,931	$89,090	$28,053	$33,691
Investing activities	(27,990)	(58,695)	(595,204)	(472,129)	(77,788)
Financing activities	30,979	(26,562)	505,089	449,172	41,953
Other Financial Data (unaudited):
Adjusted EBITDA(5)	$62,498	$100,455	$146,173	$31,355	$38,234
Capital expenditures	31,260	90,106	194,074	29,637	77,788

	March 31, 2007
	Historical	Pro Forma(6)	Pro Forma, As Adjusted(7)
	(Successor)
Balance Sheet Data (end of period):
Cash and cash equivalents	$6,220	$6,220	$44,056
Plant, property and equipment, net	841,457	948,793	948,793
Total assets	947,161	1,054,497	1,092,333
Long-term debt, excluding current portion	571,688	720,806	650,806
Stockholders' equity	178,554	178,554	286,390

(1)
We acquired Marquez Energy, a limited liability company founded and controlled by our CEO, in March 2005. Marquez Energy is included in our statements of operations, balance sheet and cash flow data from July 2004, when common control between our company and Marquez Energy was established.

(2)
Mr. Marquez's percentage beneficial ownership in our common stock increased from approximately 94% to 100% on December 22, 2004, the date we effected a merger with a corporation the sole stockholder of which was the Marquez Trust. Accordingly, Mr. Marquez's basis in our assets has been "pushed-down" as of the date of the merger, meaning that our post-transaction financial statements reflect Mr. Marquez's basis in our assets (the successor basis) rather than our historical basis. The aggregate purchase price has been allocated to a portion of the underlying assets and liabilities based upon their respective fair values at the date of the merger, with the values of certain long-lived assets reduced on a pro rata basis for the excess of Mr. Marquez's portion of the fair value of acquired net assets over the purchase price of the shares acquired. Due to the de minimis impact on our results of operations for the nine-day period ended December 31, 2004, the successor basis of accounting has been applied to our financial statements as of December 31, 2004, with the consolidated statements of operations, comprehensive income (loss), and cash flows for the fiscal year ended 2004 being presented on a historical, or "predecessor" basis.

(3)
Other revenues primarily include amounts received from purchasers of our oil production to reimburse us for transportation and barge expenses.

(4)
Amount comprises the excess of the carrying value over the repurchase price of our mandatorily redeemable convertible preferred stock plus accrued and unpaid dividends net of unamortized issuance costs.

(5)
We set forth our definition of Adjusted EBITDA and a reconciliation of net income to Adjusted EBITDA in "—Non-GAAP Financial Measures and Reconciliations—Adjusted EBITDA."

(6)
Pro forma to give effect to (i) borrowings under the new second lien term loan facility entered into in May 2007 and the use of those amounts to refinance the prior term loan facility and reduce borrowings under the revolving credit facility and (ii) the West Montalvo and Manvel acquisitions, in each case as if the transactions had occurred on March 31, 2007.

(7)
Pro forma, as adjusted to give effect to the transactions described in note (6), the sale of common stock in this offering and the application of the proceeds of this offering as described in "Use of Proceeds" after deducting estimated fees and expenses and underwriting discounts.

Summary Operating Information

        The following table sets forth certain information regarding our average net production volumes, average sales prices realized and certain expenses associated with sales of oil and natural gas for the periods indicated. The information set forth below is not necessarily indicative of future results.

				Three Months Ended March 31, 2007
	Year ended December 31,
	2004(1)	2005(1)	2006(2)
Production Volume
Oil (MBbls)	3,101	2,953	3,411	883
Natural gas (MMcf)	5,826	7,588	14,314	4,244
MBOE	4,072	4,218	5,797	1,590
Daily Average Production Volume
Oil (Bbls/d)	8,472	8,090	9,958	9,811
Natural gas (Mcf/d)	15,918	20,789	44,346	47,156
BOE/d	11,125	11,555	17,349	17,670
Oil Price per Bbl Produced
Realized price	$34.69	$45.66	$55.92	$49.26
Realized commodity derivative gain (loss) and amortization of commodity derivative premiums	(5.47)	(7.46)	(8.38)	0.35
Net realized price	$29.22	$38.20	$47.54	$49.61
Natural Gas Price per Mcf Produced
Realized price	$5.77	$7.45	$6.04	$7.12
Realized commodity derivative gain (loss) and amortization of commodity derivative premiums	(0.11)	(0.11)	0.36	(0.03)
Net realized price	$5.66	$7.34	$6.40	$7.09
Average Net Realized Price per BOE(3)	$30.42	$39.55	$44.13	$45.54
Expenses per BOE
Production expenses(4)	$12.17	$12.81	$15.09	$15.78
Transportation expenses	$0.72	$0.62	$0.61	$1.18
Depreciation, depletion and amortization	$4.05	$5.14	$10.91	$12.96
General and administrative expense, net(5)	$2.77	$3.79	$4.88	$6.16
Interest expense, net	$0.56	$3.24	$8.52	$8.38

(1)
Amounts shown include Marquez Energy from July 1, 2004.

(2)
Includes information for TexCal Energy (LP) LLC from March 31, 2006, the date we acquired it. Daily average production volumes shown represent (i) second, third and fourth quarter 2006 production from TexCal properties divided by 275 days plus (ii) production from other Venoco properties for the full year 2006 divided by 365 days.

(3)
Amounts shown are based on oil and natural gas sales, net of inventory changes, realized commodity derivative gains (losses), and amortization of commodity derivative premiums, divided by sales volumes.

(4)
Production expenses are comprised of oil and natural gas production expenses and production taxes.

(5)
Net of amounts capitalized.

Non-GAAP Financial Measures and Reconciliations

Adjusted EBITDA

        We use EBITDA, adjusted as described below, referred to in this prospectus supplement as Adjusted EBITDA, as a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. We define Adjusted EBITDA as net income before (i) net interest expense, (ii) income tax expense, (iii) depreciation, depletion and amortization, (iv) amortization of deferred loan costs, (v) the cumulative effect of change in accounting principle, (vi) pre-tax amortization of commodity derivative premiums, (vii) pre-tax unrealized gains and losses on derivative instruments and (viii) non-cash expenses relating to share-based payments under FAS 123R. We present Adjusted EBITDA because we consider it an important supplemental measure of our performance, in particular because it excludes amounts, such as expenses relating to share-based payments and unrealized gains and losses on derivative instruments, that do not relate directly to our operating performance. Because the use of Adjusted EBITDA facilitates comparisons of our historical operating performance on a more consistent basis, we use this measure for business planning and analysis purposes, in assessing acquisition opportunities and in determining how potential external financing sources are likely to evaluate our business.

        Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measure derived in accordance with GAAP, as an alternative to cash flow from operating activities or as a measure of our liquidity. You should not assume that the Adjusted EBITDA amounts shown in this prospectus supplement are comparable to Adjusted EBITDA amounts disclosed by other companies. In evaluating Adjusted EBITDA, you should be aware that it excludes expenses that we will incur in the future on a recurring basis.

        Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation. Some of its limitations are:

  •
  it does not reflect our cash used for capital expenditures;

  •
  it does not reflect our significant interest expense, or the cash requirements necessary to service interest or principal payments on our indebtedness;

  •
  it does not reflect the non-cash costs of our stock incentive plans, which are an ongoing component of our employee compensation program; and

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect the cost or cash requirements for such replacements.

        We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. For more information, see our consolidated financial statements and the notes to those statements incorporated by reference in this prospectus supplement. The following table reconciles our net income to our Adjusted EBITDA for the periods shown (in thousands):

	Year ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
	(Predecessor)	(Successor)	(Successor)	(Successor) (Unaudited)
Net income (loss)	$23,506	$16,110	$23,951	$5,107	$(10,365)
Interest expense, net	2,269	13,673	49,385	3,773	13,327
Income tax provision (benefit)	16,088	10,300	15,650	3,500	(6,600)
Depreciation, depletion and amortization	16,489	21,680	63,259	6,694	20,599
Amortization of deferred loan costs	3,050	1,755	3,776	338	1,245
Pre-tax amortization of commodity derivative premiums	—	4,701	8,181	1,788	1,898
Pre-tax unrealized (gains) losses on derivative instruments	1,096	32,236	(21,079)	9,508	16,990
Pre-tax share-based payments	—	—	3,050	647	1,140

Adjusted EBITDA	$62,498	$100,455	$146,173	$31,355	$38,234

PV-10 Value

        The present value of future net cash flows (PV-10 value) is a non-GAAP measure because it excludes income tax effects. Management believes that before-tax cash flow amounts are useful for evaluative purposes since future income taxes, which are affected by a company's unique tax position and strategies, can make after-tax amounts less comparable. We derive PV-10 value based on the present value of estimated future revenues to be generated from the production of proved reserves, net of estimated production and future development costs and future plugging and abandonment costs, using prices and costs as of the date of estimate without future escalation, without giving effect to hedging activities, non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion, amortization and impairment and income taxes, and discounted using an annual discount rate of 10%. The following table reconciles the standardized measure of future net cash flows to PV-10 value as of December 31, 2006 (in thousands). Amounts shown are based on unescalated prices of (i) $57.75 per Bbl for oil and natural gas liquids, adjusted for quality, transportation fees and regional price differentials and (ii) $5.64 per MMBtu for natural gas, adjusted for energy content, transportation fees and regional price differentials.

December 31, 2006
Standardized measure of discounted future net cash flows	$819,302
Add: Present value of future income taxes discounted at 10%	301,774

PV-10 value	$1,121,076

Reserve Replacement Costs

        We discuss our historical reserve replacement costs in "—Our Strengths—Attractive Reserve Replacement Costs." We define the term "reserve replacement cost" to mean an amount per BOE equal to the sum of all costs incurred relating to oil and natural gas property acquisition, exploitation, development and exploration activities (as reflected in our year-end financial statements for the relevant year) divided by the sum of all additions and revisions to estimated proved reserves, including reserve purchases. The calculation of reserve additions for each year is based upon the reserve report of our independent engineers as of the end of the relevant period, and includes, where applicable, production from the date acquisitions were completed through the date of the reserve report. Management uses reserve replacement cost to compare our company to others in terms of our historical ability to increase our reserve base in an economic manner. However, our historical reserve replacement costs are not necessarily indicative of the reserve replacement costs we will incur in the future. Historical sources of reserve additions, such as acquisitions, may be more expensive or unavailable in the future. Increases in commodity prices in recent years, and corresponding increases in the market value of oil and natural gas properties, have resulted in increases in our reserve replacement costs. In addition, some companies define reserve replacement cost differently than we do, a fact that limits the usefulness of reserve replacement cost as a comparative measure in some circumstances.

USE OF PROCEEDS

        We estimate that our net proceeds from this offering, after deducting estimated fees and expenses and underwriting discounts, will be approximately $107.8 million. We anticipate that the net proceeds will be used to reduce outstanding indebtedness under our revolving credit facility, to supplement our capital expenditure budget and for general corporate purposes. Net proceeds may be temporarily invested prior to use. Amounts repaid under the revolving credit facility may be reborrowed.

        As of June 25, 2007, approximately $95.0 million was outstanding under the revolving credit facility. As of that date, the interest rate on amounts borrowed under the facility was 7.74%. Principal on the facility is payable on March 30, 2009.

        Affiliates of certain of the underwriters are lenders under our credit facilities and will receive a portion of the net proceeds of this offering. See "Underwriting."

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2007:

  •
  on a historical basis;

  •
  on a pro forma basis to give effect to (i) borrowings under the new second lien term loan facility entered into in May 2007 and the use of those amounts to refinance the prior term loan facility and reduce borrowings under the revolving credit facility and (ii) the West Montalvo and Manvel acquisitions, in each case as if those transactions had occurred on March 31, 2007; and

  •
  on a pro forma, as adjusted basis to give effect to the transactions described in the preceding bullet, the sale of common stock in this offering and the application of the proceeds of this offering as described in "Use of Proceeds" (after deducting estimated fees, expenses and underwriting discounts).

        The table should be read in conjunction with our financial statements and the notes thereto incorporated by reference in this prospectus supplement.

	As of March 31, 2007
	Actual	Pro Forma	Pro Forma, As Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$6,220	$6,220	$44,056

Long term debt, excluding current portion:
Revolving credit facility(1)	72,000	70,000	—
Second lien term loan facility	348,882	—	—
New second lien term loan facility	—	500,000	500,000
Senior notes	149,351	149,351	149,351
Financed derivative premium	1,455	1,455	1,455

Total long term debt, excluding current portion	571,688	720,806	650,806
Stockholders' equity:
Common stock, $.01 par value (200,000,000 shares authorized, 43,005,182 shares issued and outstanding actual; 49,105,182 shares issued and outstanding as adjusted)	430	430	491
Additional paid-in capital	182,655	182,655	290,430
Retained earnings	545	545	545
Accumulated other comprehensive loss	(5,076)	(5,076)	(5,076)

Total stockholders' equity	178,554	178,554	286,390

Total long-term debt and stockholders' equity	$750,242	$899,360	$937,196

(1)
As of June 25, 2007, $95.0 million was outstanding under the revolving credit facility.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDENDS

        Our common stock is listed on the New York Stock Exchange under the symbol "VQ." Our common stock began trading on the New York Stock Exchange on November 17, 2006. Between that date and December 31, 2006, the high and low closing sales prices of our common stock were $17.90 and $16.64, respectively, and the high and low closing sales prices in the first quarter of 2007 were $17.86 and $14.08, respectively, in each case as reported on the New York Stock Exchange Composite Tape. On June 26, 2007, the last reported sale price of our common stock was $18.78 per share.

        We have not declared any cash dividends on our common stock during the two most recent fiscal years and have no plans to do so in the foreseeable future. The ability of our board of directors to declare any dividend is subject to limits imposed by the terms of our debt agreements, which currently prohibit us from paying dividends on our common stock.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a summary of material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by persons that are non-U.S. holders (as defined below). This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), regulations, administrative rulings and court decisions as of the date hereof, any of which are subject to change, possibly on a retroactive basis. We undertake no obligation to update this summary in the future. This summary deals only with non-U.S. holders that will hold our common stock as "capital assets" (generally, property held for investment) and does not address tax considerations applicable to holders that may be subject to special tax rules, including financial institutions, tax-exempt organizations, insurance companies, qualified retirement plans or individual retirement accounts, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons that will hold our common stock as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes, regulated investment companies, real estate investment trusts, persons that have a "functional currency" other than the U.S. dollar, "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid U.S. federal income tax, or partnerships or other pass-through entities or holders of an interest in such entities. Such persons should consult with their own tax advisors to determine the U.S. federal income and estate tax consequences that may be relevant to them. If a partnership holds the common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holding our common stock, you should consult your tax advisor. Moreover, this summary does not discuss alternative minimum tax consequences, if any, to holders of our common stock. We have not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

        As used in this discussion, a "non-U.S. holder" is a beneficial owner of our common stock (other than a partnership) that for U.S. federal income tax purposes is not:

  •
  an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the "substantial presence" test under Section 7701(b) of the Code;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust (i) if it is subject to the supervision of a court within the United States and one or more United States persons (as defined by the Code) have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Distributions on Our Common Stock

        We have no plans to declare or pay any dividends on our common stock. However, if we do pay a dividend on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder's adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under "—Gain on Disposition of Our Common Stock." Any dividend paid to a non-U.S. holder of common stock ordinarily will be subject to withholding of United States federal income tax at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us with IRS Form W-8BEN (or other appropriate version of Form W-8) certifying eligibility for the reduced rate.

        Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In order to obtain this exemption from withholding tax, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying eligibility for such exemption. Dividends received by a corporate non-U.S. holder that are effectively connected with a trade or business conducted by such corporate non-U.S. holder in the United States may also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Gain on Disposition of Our Common Stock

        Generally, a non-U.S. holder will not be subject to United States federal income tax with respect to gain recognized upon the disposition of such non-U.S. holder's shares of common stock unless:

  •
  We are or have been a "United States real property holding corporation" ("USRPHC"), for U.S. federal income tax purposes (i.e., a domestic corporation whose trade or business and real property assets consist primarily of "United States real property interests");

  •
  The non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

  •
  Such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (or, if a tax treaty applies, the gain is attributable to a United States permanent establishment maintained by the non-U.S. holder).

        With respect to the first bullet point above, we believe that we currently are, and expect to be for the foreseeable future, a USRPHC as a result of our interests in oil and natural gas assets that qualify as United States real property interests. Nonetheless, for so long as our common stock is "regularly traded on an established securities market," a non-U.S. holder will be taxable on gain recognized on the sale of our common stock only if the non-U.S. holder actually or constructively holds more than 5% of our common stock at any time during the five-year period ending on the date of such sale or such shorter period that such shares were held. However, when and for so long as our common stock is not "regularly traded on an established securities market," a non-United States shareholder will be subject to U.S. taxation at rates applicable to capital gains on gain recognized on the sale of our common stock, and the purchaser of such common stock generally will be required to withhold from the purchase price and pay over to the U.S. Treasury Department an amount equal to 10% of the consideration payable in the purchase.

        An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the sale net of certain U.S. source capital losses (even though the individual is not considered a resident of the United States).

        A non-U.S. holder described in the third bullet point above will be subject to United States federal income tax on the gain recognized from the sale under regular graduated U.S. federal income tax rates and, if it is a corporation, may be subject to the branch profits tax at a rate equal to 30% (or such lower rate as may be prescribed by an applicable treaty).

Federal Estate Taxes

        The estate of a non-U.S. holder of our common stock will be subject to United States estate tax on the value of the common stock, which is considered United States situs property for such purposes, subject to possible relief under an applicable treaty.

Information Reporting and Backup Withholding

        Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder, such holder's name and address, and the amount, if any, of tax withheld. Copies of the information returns reporting those dividends and amounts withheld may also be made available to the tax authorities in the country in which such holder resides under the provisions of an applicable tax treaty or exchange of information agreement.

        In general, backup withholding at the applicable rate (currently 28%) will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a non-U.S. holder if such non-U.S. holder has provided the required certification and neither we nor our paying agent has actual knowledge or reason to know that the payee is a United States person.

        Payment of the proceeds of a sale of common stock by a United States office of a broker will be subject to both information reporting and backup withholding unless the holder certifies its non-U.S. holder status under penalties of perjury and the broker does not have actual knowledge or reason to know that the payee is a United States person (as defined by the Code), or otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be allowed as a credit against the non-U.S. holder's United States federal income tax liability and any excess may be refundable if the proper information is provided to the IRS.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated June 27, 2007, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. are acting as book-running managers and representatives of the underwriters, the following number of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	2,135,000
Lehman Brothers Inc.	2,135,000
J.P. Morgan Securities Inc.	915,000
BMO Capital Markets Corp.	305,000
Fortis Securities LLC	305,000
UBS Securities LLC	305,000

Total	6,100,000

        The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase up to 915,000 additional shares at the initial public offering price less the underwriting discounts. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.444 per share. After the offering, the representative may change the public offering price and concession to broker/dealers.

        The following table summarizes the compensation and estimated expenses we will pay in connection with the offering:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts	$0.74	$0.74	$4,514,000	$5,191,100
Expenses	$0.08	$0.07	$500,000	$500,000

        In compliance with the guidelines of the National Association of Securities Dealers, or NASD, the maximum consideration or discount to be received by any NASD member or independent broker dealer in connection with this offering will not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus supplement.

        We have agreed that we will not, except pursuant to this offering and the exercise of the over-allotment option, if any, offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. for a period of 90 days after the date of this prospectus supplement. The foregoing restrictions will not apply to private issuances of securities in connection with acquisitions

(provided the recipients of such securities agree to be subject to similar restrictions), to the filing of a registration statement on Form S-8 or to grants of awards under our existing stock incentive plans or the issuance of common stock upon the exercise of outstanding stock options. In the event that either (i) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. waive, in writing, such an extension.

        Certain of our officers, our directors and two of our stockholders, the Marquez Trust and the Marquez Foundation, have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. for a period of 90 days after the date of this prospectus supplement. However, in the event that either (i) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. waive, in writing, such an extension.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We and our subsidiaries may from time to time enter into other investment banking relationships with the underwriters or their affiliates pursuant to which the underwriters will receive customary fees and will be entitled to reimbursement for all related reasonable disbursements and out-of-pocket expenses. We expect that any arrangement will include provisions for the indemnification of the underwriters against a variety of liabilities, including liabilities under the federal securities laws. Credit Suisse Securities (USA) LLC, Lehman Brothers Inc., J.P. Morgan Securities Inc., and BMO Capital Markets Corp. were underwriters of the initial public offering of our common stock on November 16, 2006 and received customary compensation in such capacity. Credit Suisse Securities (USA) LLC, Lehman Brothers Inc., UBS Securities LLC, BMO Capital Markets Corp., Fortis Capital Corp. and/or certain of their respective affiliates are serving as agents, arrangers and lenders under our revolving credit facility and/or our second lien term loan facility for which they have received customary compensation. We intend to use the proceeds of this offering to repay indebtedness under our revolving credit facility. Accordingly, the underwriters whose affiliates are lenders under such facility indirectly will receive a portion of the proceeds of this offering through such repayment. See "Use of Proceeds." Pursuant to our credit facilities, we have also agreed to indemnify such persons against a variety of liabilities and to reimburse certain expenses.

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position either by exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than can be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

        Each of the underwriters has represented, warranted and agreed as follows:

  (a)
  it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

  (b)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act

    2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

  (c)
  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        In relation to each Member State of the European Economic Area (each, a "Relevant Member State") that has implemented the Prospectus Directive (as defined below), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time, (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; (c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or (d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

LEGAL MATTERS

        Davis Graham & Stubbs LLP of Denver, Colorado has provided its opinion on the validity of the securities offered by this prospectus supplement. Certain matters with respect to U.S. law will be passed upon by Akin Gump Strauss Hauer & Feld, LLP on behalf of the underwriters in connection with this offering.

EXPERTS

        The financial statements incorporated in this prospectus supplement by reference from our Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        Estimates of our oil and natural gas reserves and related information as of December 31, 2004 and 2005 incorporated by reference in this prospectus supplement have been derived from engineering reports prepared by Netherland, Sewell & Associates, Inc. Estimates of our oil and natural gas reserves and related information as of December 31, 2006 incorporated by reference in this prospectus supplement have been derived from an engineering report prepared by DeGolyer & MacNaughton with respect to certain of our properties and an engineering report prepared by Netherland, Sewell & Associates, Inc. with respect to the remainder. The estimates have been so incorporated in reliance upon the reports of those firms given upon their authority as experts in petroleum engineering.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the information requirements of the Exchange Act, and in accordance therewith file reports and other information with the SEC. Such reports and other information filed by us can be inspected and copied at the public reference facilities of the SEC at 100 F Street N.E., Washington, D.C. 20549. Requests for copies should be directed to the SEC's Public Reference Room, 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information regarding the public reference facilities. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically.

        We have filed with the SEC a Registration Statement on Form S-3 (together with all exhibits, amendments and supplements, the "Registration Statement") of which this prospectus supplement constitutes a part, under the Securities Act. This prospectus supplement does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules of the SEC. For further information pertaining to us, reference is made to the Registration Statement. Statements contained in this prospectus supplement, the accompanying prospectus and any document incorporated by reference concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC. Copies of the Registration Statement are on file at the offices of the SEC, and may be inspected without charge at those offices, the address of which is set forth above, and copies may be obtained from the SEC at prescribed rates. The Registration Statement has been filed electronically through the SEC's Electronic Data Gathering, Analysis and Retrieval System and may be obtained through the SEC web site at www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede the information in this prospectus supplement.

        The following documents, which were previously filed with the SEC pursuant to the Exchange Act, are hereby incorporated by reference:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2006;

  •
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

  •
  our Current Reports on Form 8-K filed February 2, March 7, March 23, April 2, May 11, May 25, June 12 and June 20, 2007 (excluding information furnished pursuant to Item 2.02 or Item 7.01 or corresponding information furnished under Item 9.01 or included as an exhibit thereto);

  •
  the description of our capital stock contained in our Registration Statement on Form S-1, as amended (File No. 333-130478), and incorporated by reference into our Registration Statement on Form 8-A under the Exchange Act filed with the SEC on November 14, 2006.

        All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus supplement and shall be a part hereof from the date of filing of such reports and documents.

        Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed modified, superseded or replaced for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement, or in any subsequently filed document that also is deemed to be incorporated by reference in this prospectus supplement, modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus supplement. None of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K or any corresponding information, either furnished under Item 9.01 or included as an exhibit therein, that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus supplement, except as otherwise expressly set forth in the relevant document. Subject to the foregoing, all information appearing in this prospectus supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

        You may receive a copy of any document incorporated by reference (excluding exhibits to those documents unless they are specifically incorporated by reference in those documents), at no cost, by writing or calling Venoco, Inc., 6267 Carpinteria Avenue, Suite 100, Carpinteria, California 93013, Attention: Secretary. The telephone number of that office is (805) 745-2100.

GLOSSARY OF OIL AND GAS TERMS

3D seismic	Geophysical data that depicts the subsurface strata in three dimensions. 3D seismic data typically provides a more detailed and accurate interpretation of the subsurface strata than two dimensional seismic data.
Anticline	An arch-shaped fold in rock in which rock layers are upwardly convex.
Bbl	One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbon.
Bcf	One billion cubic feet of natural gas.
Bcfe	One billion cubic feet of natural gas equivalent, using the ratio of one barrel of crude oil, condensate or natural gas liquids to six Mcf of natural gas.
BOE	One stock tank barrel of oil equivalent, using the ratio of six Mcf of natural gas to one barrel of crude oil, condensate or natural gas liquids.
Btu	British thermal unit, the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.
Completion	The installation of permanent equipment for the production of oil or natural gas.
Condensate	Hydrocarbons which are in a gaseous state under reservoir conditions but which become liquid at the surface and may be recovered by conventional separators.
/d	Per day.
Developed acreage	The number of acres which are allocated or assignable to producing wells or wells capable of production.
Development drilling or development wells	Drilling or wells drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.
Dry well	A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion of the well.
Exploitation and development activities	Drilling, facilities and/or production-related activities performed with respect to proved and probable reserves.
Exploration activities	The initial phase of oil and natural gas operations that includes the generation of a prospect and/or play and the drilling of an exploration well.

Exploration well
Means "exploratory well" as defined in Rule 4-10(a)(10) of SEC Regulation S-X and refers to a well drilled to find and produce oil or natural gas reserves in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.
Finding and development costs	Capital costs incurred in the acquisition, exploration, development and revision of proved oil and natural gas reserves divided by proved reserve additions.
Gross acres or gross wells	The total acres or wells, as applicable, in which a working interest is owned.
Infill drilling	Drilling of an additional well or wells below existing spacing to more adequately drain a reservoir.
Injection well	A well in which water is injected, the primary objective typically being to maintain reservoir pressure.
MBbl	One thousand barrels.
MBOE	One thousand BOEs.
Mcf	One thousand cubic feet of natural gas. This volume is stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit.
Mcfe	One thousand cubic feet of natural gas equivalent, using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas.
MMcf	One million cubic feet of natural gas. This volume is stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit.
MMBbl	One million barrels.
MMBOE	One million BOEs.
MMBtu	One million British thermal units.
Natural gas liquids	Hydrocarbons found in natural gas which may be extracted as liquefied petroleum gas and natural gasoline.
Net acres or net wells	The gross acres or wells, as applicable, multiplied by the working interests owned.
NYMEX	The New York Mercantile Exchange.
Oil	Crude oil, condensate and natural gas liquids.
Pay zone	A geological deposit in which oil and natural gas is found in commercial quantities.
Producing well or productive well
A well that is producing oil or natural gas or that is capable of production in sufficient quantities to justify completion, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities.

Proved developed non-producing reserves
Proved developed reserves that do not qualify as proved developed producing reserves, including reserves that are expected to be recovered from (i) completion intervals that are open at the time of the estimate, but have not started producing, (ii) wells that are shut-in because pipeline connections are unavailable or (iii) wells not capable of production for mechanical reasons.
Proved developed reserves
This term means "proved developed oil and gas reserves" as defined in Rule 4-10(a)(3) of SEC Regulation S-X, and refers to reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.
Proved developed reserves to production ratio	The ratio of proved developed reserves to total net production for the preceding 12 months or other specified period.
Proved developed producing reserves	Reserves that are being recovered through existing wells with existing equipment and operating methods.
Proved reserves or proved oil and natural gas reserves
This term means "proved oil and gas reserves" as defined in Rule 4-10(a)(2) of SEC Regulation S-X and refers to the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.
Proved reserves to production ratio	The ratio of total proved reserves to total net production for the preceding 12 months or other specified period.
Proved undeveloped reserves
This term is defined in Rule 4-10(a)(4) of SEC Regulation S-X and refers to reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
Recompletion	The completion for production of an existing wellbore in a different formulation or producing horizon, either deeper or shallower, from that in which the well was previously completed.
Reserve life
The estimated productive life of a proved reservoir based upon the economic limit of the reservoir producing hydrocarbons in economic quantities, assuming certain price and cost parameters. Reserve life is determined on a BOE basis by dividing the estimated proved reserves and revisions of previous estimates, excluding property sales, at the end of the year by the oil and natural gas volumes produced during the year.

Secondary recovery
The second stage of hydrocarbon production during which an external fluid such as water or gas is injected into the reservoir through injection wells located in rock that has fluid communication with production wells. The purpose of secondary recovery is to maintain reservoir pressure and to displace hydrocarbons toward the wellbore.
Shut-in	A well suspended from production or injection but not abandoned.
Undeveloped acreage
Acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether the acreage contains proved oil and natural gas reserves.
Waterflood	A method of secondary recovery in which water is injected into the reservoir formation to displace residual oil.
Working interest
The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and to receive a share of production, subject to all royalties, overriding royalties and other burdens, all costs of exploration, development and operations and all risks in connection therewith.
Workover
Remedial operations on a well conducted with the intention of restoring or increasing production from the same zone, including by plugging back, squeeze cementing, reperforating, cleanout and acidizing.

COMMON STOCK

PROSPECTUS SUPPLEMENT

PROSPECTUS

$500,000,000

COMMON STOCK PREFERRED STOCK	DEBT SECURITIES WARRANTS

2,500,000

SHARES OF COMMON STOCK

        We may offer and sell from time to time common stock, debt securities, preferred stock and warrants to purchase any of the other securities that may be sold under this prospectus, in one or more transactions, with a maximum aggregate offering price of $500,000,000.

        The selling stockholders, a family trust and a private charitable foundation affiliated with our Chief Executive Officer, may offer and sell from time to time up to an aggregate of 2,500,000 shares of common stock owned by them. We will not receive any proceeds from sales of common stock by the selling stockholders.

        This prospectus provides you with a general description of the securities we and the selling stockholders may offer. Each time we or the selling stockholders sell any of these securities, you will be provided with one or more prospectus supplements containing specific information about the terms of that offering. Any prospectus supplements may also add, update or change information contained in this prospectus. If information in any prospectus supplement is inconsistent with the information in this prospectus, then the information in that prospectus supplement will apply and will supersede the information in this prospectus. You should carefully read both this prospectus and any prospectus supplement, together with additional information described in "Where You Can Find More Information" and "Information Incorporated by Reference," before you invest in our securities.

        We and the selling stockholders may sell securities directly to you or through agents, underwriters or dealers. If agents, underwriters or dealers are used to sell the securities, they will be named and their compensation described in a prospectus supplement. The net proceeds we expect to receive from sales will be described in the prospectus supplement.

        This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

        Our common stock is traded on the New York Stock Exchange under the symbol "VQ."

        Investing in our securities involves a high degree of risk. See "Risk Factors" beginning on page 2.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 15, 2007.

ABOUT THIS PROSPECTUS
THE COMPANY
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF WARRANTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION INCORPORATED BY REFERENCE

i

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") using a "shelf" registration process on Form S-3. See "Where You Can Find More Information" and "Information Incorporated By Reference." Under the shelf registration, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000, and the selling stockholders may sell up to 2,500,000 shares of our common stock in one or more offerings. This prospectus provides you with a general description of the securities that we or the selling stockholders may offer. Each time that securities are sold pursuant to the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained or incorporated by reference in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described in "Where You Can Find More Information" and "Information Incorporated by Reference" before you invest. This prospectus may be used to sell securities only if it is accompanied by a prospectus supplement.

        You should rely only on the information contained in this prospectus and in any relevant prospectus supplement, including any information incorporated by reference. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this prospectus, any accompanying prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on its front cover. Our business, financial condition, results of operations and prospects may have changed since the date indicated on the front cover of such documents. Neither this prospectus nor any prospectus supplement constitutes an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus or a prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

        Except as otherwise indicated or where the context otherwise requires, the terms "Venoco," "we," "our," "ours" and "us" as used in this prospectus refer to Venoco, Inc. and its subsidiaries collectively.

THE COMPANY

        We are an independent energy company primarily engaged in the acquisition, exploration, exploitation and development of oil and natural gas properties. Our principal properties are located offshore southern California, onshore in California's Sacramento Basin and onshore along the Gulf Coast of Texas. According to reserve reports prepared by Netherland, Sewell & Associates, Inc. and DeGolyer & MacNaughton, we had proved reserves of approximately 87.9 MMBOE as of December 31, 2006, of which 56% were oil and 58% were proved developed.

        We maintain our principal executive offices at 370 Seventeenth Street, Denver, Colorado 80202, Suite 3900, and our telephone number is (303) 626-8300. Our website can be found at www.venocoinc.com. The information on our website is not a part of this prospectus.

RISK FACTORS

        You should carefully consider the following risks and other information in the relevant prospectus supplement and in the documents incorporated by reference before making an investment decision.

Oil and natural gas prices are volatile and change for reasons that are beyond our control. A decrease in oil and natural gas prices could have a material adverse effect on our business, financial condition or results of operations.

        A substantial decline in the prices we receive for our oil and natural gas production would have a material adverse effect on us, as our future financial condition, revenues, results of operations, rate of growth and the carrying value of our oil and natural gas properties depend primarily upon those prices. For example, changes in the prices we receive for our oil and natural gas affect our ability to finance capital expenditures, make acquisitions, borrow money and satisfy our financial obligations. In addition, declines in prices could reduce the amount of oil and natural gas that we can produce economically and, as a result, could have a material adverse effect on our reserves. Oil and natural gas are commodities and their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Prices have historically been volatile and are likely to continue to be volatile in the future, especially given current world geopolitical conditions. Furthermore, the oil we produce in California is generally heavier than, and therefore sells at a discount to, premium grade light oil, and the amount of that discount varies over time. The price for the heavier oil we produce is affected by factors that may not have the same impact on the price of premium grade light oil. For example, in 2005, the price of our oil was negatively affected by an increase in the supply of heavy oil from Ecuador, which increased the discount we received for our oil compared to premium grade light oil. We cannot predict how the discount will change in the future, and it is possible that it will increase. The difficulty involved in predicting the discount also makes it more difficult for us to effectively hedge our production. Transportation costs and capacity constraints can also reduce the prices we receive for our oil and natural gas production. The prices of oil and natural gas are affected by a variety of other factors that are beyond our control, including:

  •
  changes in global supply and demand for oil and natural gas;

  •
  commodity processing, gathering and transportation availability;

  •
  actions of the Organization of Petroleum Exporting Countries;

  •
  domestic and foreign governmental regulations and taxes;

  •
  domestic and foreign political developments, including embargoes, affecting oil-producing activity;

  •
  the level of global oil and natural gas exploration activity and inventories;

  •
  the price, availability and consumer acceptance of alternative fuel sources;

  •
  the availability of refining capacity;

  •
  technological advances affecting energy consumption;

  •
  weather conditions;

  •
  financial and commercial market uncertainty; and

  •
  worldwide economic conditions.

        These factors and the volatility of the energy markets generally make it extremely difficult to predict future oil and natural gas price movements.

Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantity and present value of our reserves.

        The reserve data included in this prospectus, the relevant prospectus supplement and the documents incorporated by reference represent estimates only. Estimating quantities of proved oil and natural gas reserves is a complex process. It requires interpretations of available technical data and various estimates, including estimates based upon assumptions relating to economic factors, such as future commodity prices, production costs, severance and excise taxes and availability of capital, estimates of required capital expenditures and workover and remedial costs, and the assumed effect of governmental regulation. The assumptions underlying the estimates of our proved reserves could prove to be inaccurate, and any significant inaccuracy could materially affect our future estimates of reserves, the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, the classifications of reserves based on risk of recovery and estimates of our future net cash flows. Our estimated proved reserves at December 31, 2005 were approximately 3.9 MMBOE lower than at December 31, 2004, primarily because of the sale of our Big Mineral Creek property (partially offset by net reserve acquisitions during the year), depletion that occurred as we produced oil and natural gas from our properties and other adjustments based on reservoir information. Similar events in the future could lead to downward revisions of our reserve estimates, and those revisions could be material.

        At December 31, 2006, 42% of our estimated proved reserves were proved undeveloped and 5% were proved developed non-producing. Estimation of proved undeveloped reserves and proved developed non-producing reserves is almost always based on analogy to existing wells as contrasted with the performance data used to estimate producing reserves. Recovery of proved undeveloped reserves requires significant capital expenditures and successful drilling operations. Revenues from estimated proved developed non-producing reserves will not be realized until some time in the future, if at all.

        You should not assume that the present values referred to in this prospectus, the relevant prospectus supplement and the documents incorporated by reference represent the current market value of our estimated oil and natural gas reserves. The timing of the production and the expenses related to the development of oil and natural gas properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. In addition, our PV-10 estimates are based on prices and costs as of the date of the estimates. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate. Further, the effect of derivative instruments is not reflected in these assumed prices. Also, the use of a 10% discount factor to calculate PV-10 value may not necessarily represent the most appropriate discount factor given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject. Any significant variations from the interpretations or assumptions used in our estimates, such as increased or decreased production levels or changes of conditions and information resulting from new or reinterpreted seismic data or otherwise, could cause the estimated quantities and PV-10 value of our reserves to change materially.

Our business involves significant operating risks that could adversely affect our production and could be expensive to remedy.

        Our operations are subject to all the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including:

  •
  well blowouts;

  •
  cratering and explosions;

  •
  pipe failures and ruptures;

  •
  pipeline accidents and failures;

  •
  casing collapses;

  •
  fires;

  •
  mechanical and operational problems that affect production;

  •
  formations with abnormal pressures;

  •
  uncontrollable flows of oil, natural gas, brine or well fluids; and

  •
  releases of contaminants into the environment.

        For example, in May 2005, we encountered downhole mechanical problems during a routine workover on a well in the South Ellwood field. As a result of the problems, average net production from the well dropped from 1,155 BOE/d in April 2005 to 262 BOE/d in May 2005 before being restored to 1,309 BOE/d in December 2005. In addition, our efforts to restore production at the well required us to delay the implementation of some other projects. We may experience similar problems and delays from time to time in the future. Our offshore operations are further subject to a variety of operating risks specific to the marine environment, including a dependence on a limited number of gas and water injection wells and electrical transmission lines. Moreover, because we operate in California, we are also susceptible to risks posed by natural disasters such as earthquakes, mudslides, fires and floods. For example, our production in the first quarter of 2006 was adversely affected by heavy rain and flooding in northern California.

        In addition to lost production and increased costs, these hazards could cause serious injuries, fatalities, contamination or property damage for which we could be held responsible. The potential consequences of these hazards are particularly severe for us because a significant portion of our operations are conducted offshore and in other environmentally sensitive areas, including areas with significant residential populations. We do not maintain insurance in amounts that cover all of the losses to which we may be subject, and insurance may not continue to be available on acceptable terms. The occurrence of an uninsured or underinsured loss could result in significant costs that could have a material adverse effect on our financial condition. In addition, maintenance activities undertaken to reduce operational risks can be costly and can require exploration, exploitation and development operations to be curtailed while those activities are being completed.

The marketability of our production is dependent upon gathering systems, transportation facilities and processing facilities that we do not control. For our largest field, we rely on one barge to transport production from the field. When these facilities or systems, including the barge, are unavailable, our operations can be interrupted and our revenues reduced.

        The marketability of our oil and natural gas production depends in part upon the availability, proximity and capacity of pipelines, natural gas gathering systems, transportation barges and processing facilities owned by third parties. In general, we do not control these facilities and our access to them may be limited or denied due to circumstances beyond our control. A significant disruption in the availability of these facilities could adversely impact our ability to deliver to market the oil and natural gas we produce and thereby cause a significant interruption in our operations. In some cases, our ability to deliver to market our oil and natural gas is dependent upon coordination among third parties who own transportation and processing facilities we use, and any inability or unwillingness of those parties to coordinate efficiently could also interrupt our operations. These are risks for which we generally do not maintain insurance.

        We are at particular risk with respect to oil produced at our South Ellwood field, which is our largest field in terms of proved reserves. Our average net production from the field in April 2007 was 3,012 Bbl/d, or approximately 16% of our aggregate net production for the month. The oil produced at the field is delivered via a single-hulled barge owned and operated by an unaffiliated third party. This third party is the only company that currently has a permit to deliver oil via barge in the vicinity of the field and, at this time, the barge is the only means available to us for delivery of oil produced from the field. Our loss of the use of the barge, in the absence of a satisfactory alternative delivery arrangement, would have an adverse effect on our financial condition and results of operations.

        From time to time, the barge is unavailable due to maintenance and repair requirements. For example, it was out of service for part of August 2006 due to scheduled maintenance. In addition, in October 2006, it was involved in a minor collision with a tugboat and was out of service for repair and inspection for approximately two weeks. In March 2007, it was out of service for inspection for approximately one week. Because we have limited storage capacity for oil produced from the field, we were required to significantly curtail production at the field during the periods in which the barge was unavailable.

        The owner of the refinery to which we have historically delivered oil production from the field informed us in August 2006 that it was unwilling to accept further deliveries from the barge. As a result, we have sold recent shipments of oil production from the field to a refinery in the San Francisco area on a shipment-by-shipment basis. However, the prices we have received from the sales to that refinery are lower than we received from previous sales, and the associated transportation costs are higher. Any new delivery or sales arrangement may require time to implement and may require us to accept lower prices and/or incur higher transportation costs. In addition, our existing storage facilities have only limited capacity. If we are unable, for any sustained period, to implement an acceptable delivery or sales arrangement, we will be required to shut in or curtail production from the field. Any such shut in or curtailment, or an inability to obtain favorable terms for delivery of the oil produced from the field, would adversely affect our financial condition and results of operations. We would be similarly affected if any of the other transportation, gathering and processing facilities we use became unavailable or unable to provide services.

Our debt level and the covenants in the agreements governing our debt could negatively impact our financial condition, results of operations and business prospects.

        We have significant outstanding indebtedness, and our level of indebtedness has increased in recent years. Our total long-term debt was $178.9 million at December 31, 2005, $529.6 million at December 31, 2006 and $571.7 million at March 31, 2007. Because we must dedicate a substantial portion of our cash flow from operations to the payment of interest on our debt, that portion of our cash flow is not available for other purposes. In addition, borrowings under our credit facilities bear interest at rates that vary with changes in market rates. Accordingly, an increase in market rates could significantly increase our debt service obligations. Our ability to make scheduled principal and interest payments on our indebtedness and pursue our capital expenditure plan will depend to a significant extent on our financial and operating performance, which is subject to prevailing economic conditions, commodity prices and a variety of other factors. Our cash flow from operations and other capital resources may not be sufficient to pay the principal and interest on our debt in the future. If our cash flow and other capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay scheduled capital projects, sell material assets or operations or restructure our debt. In the event that we are required to dispose of material assets or operations, obtain additional capital or restructure our debt to meet our debt service and other obligations, the terms of any such transaction may not be favorable to us and may not be completed in a timely fashion. In addition, our credit facilities contain mandatory prepayment provisions that would limit our ability to respond to a shortfall in our expected liquidity by selling assets or incurring additional indebtedness. In particular, the facilities would require us to use some or all of the proceeds of such transactions to reduce amounts outstanding under one or both of those facilities in some circumstances.

        Our level of indebtedness, and the covenants contained in the indenture governing our senior notes and the agreements governing our credit facilities, which we refer to collectively as our debt agreements, could have important consequences for our operations, including by:

  •
  making it more difficult for us to satisfy our obligations under our debt agreements and increasing the risk that we may default on our debt obligations;

  •
  requiring us to dedicate a substantial portion of our cash flow from operations and from sales of assets to required payments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures, acquisition opportunities and other general business activities;

  •
  limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and other activities;

  •
  limiting management's discretion in operating our business;

  •
  limiting our flexibility in planning for, or reacting to, changes in commodity prices or our business, the industry in which we operate and/or commodity prices;

  •
  impairing our ability to withstand successfully a downturn in commodity prices or our business or the economy generally;

  •
  placing us at a competitive disadvantage against less leveraged competitors; and

  •
  making us vulnerable to increases in interest rates.

        The covenants contained in our revolving credit facility became more demanding in some respects on March 31, 2007 and will tighten further on September 30, 2007. On March 31, 2007, the required ratio of EBITDA to interest expense changed from 2.5:1 to 3:1 and the maximum permitted ratio of debt to EBITDA changed from 4.5:1 to 4:1. On September 30, 2007, new EBITDA to interest expense and debt to EBITDA ratios will come into effect that will require higher levels of financial performance and/or reduced indebtedness. Our ability to comply with these covenants in future periods will depend on our ongoing financial and operating performance, which in turn will be subject to general economic conditions and financial, market and competitive factors, in particular the selling prices for our oil and natural gas and our ability to successfully implement our overall business strategy.

        The breach of any of the covenants in our debt agreements could result in a default under the applicable agreement, which would permit the affected lenders or noteholders, as the case may be, to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest, and to foreclose on substantially all of our assets. In the event of an actual or potential default, we could attempt to refinance the debt or repay the debt with the proceeds from an equity offering or from sales of assets. The proceeds of future borrowings, equity financings or asset sales may not be sufficient to refinance or repay the debt. The terms of our debt agreements may also prohibit us from taking such actions. Factors that will affect our ability to raise cash through an offering of our capital stock, a refinancing of our debt or a sale of assets include financial market conditions and the value of our assets and our operating performance at the time of such offering or other financing. We may not be able to complete any such offering, refinancing or sale of assets on desirable terms or at all.

Our operations are subject to a variety of contractual, regulatory and other constraints that can limit our production and increase our operating costs, and thereby adversely affect our results of operations.

        We are subject to a variety of contractual, regulatory and other operating constraints that limit the manner in which we conduct our business. These constraints affect, among other things, the permissible uses of our facilities, the availability of pipeline capacity to transport our production and the manner in which we produce oil and natural gas. These constraints can change to our detriment without our consent. For example, effective January 2003, the terms of the sales gas transportation contract relating to the South Ellwood field were revised to reduce the permitted amount of carbon dioxide in the natural gas we transport from the field from 5% to 3%. Additionally, the method of measuring carbon dioxide levels was made more stringent. To comply with these new requirements, we shut in some high gas-to-oil ratio wells, which reduced our gas sales from the field from 4.2 MMcf/d in 2002 to 2.5 MMcf/d in 2003. Similar events may occur in the future. These events, many of which are beyond our control, could have a material adverse effect on our operations and financial condition and could reduce estimates of our proved reserves.

Our hedging arrangements involve credit risk and may limit future revenues from price increases and result in financial losses or reduce our income.

        To reduce our exposure to fluctuations in the prices of oil and natural gas, we enter into hedging arrangements with respect to a substantial portion of our oil and natural gas production. Hedging arrangements expose us to risk of financial loss in some circumstances, including when:

  •
  production is less than expected;

  •
  a counterparty to a hedging contract fails to perform under the contract;

  •
  there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received; or

  •
  there is a sudden, unexpected event that materially impacts oil or natural gas prices.

        Our total net realized losses on derivative instruments were $17.6 million, $20.7 million and $15.3 million in the years ended December 31, 2004, 2005 and 2006, respectively. In addition, we have incurred substantial unrealized commodity derivative losses in some recent periods, including total net losses of $32.2 million in 2005 and $17.0 million in the first quarter of 2007. These unrealized losses resulted primarily from the fact that hedge accounting treatment was not applied to all of our derivative positions, and changes in the fair market value of the derivatives were therefore required to be recognized in the statement of operations. We have discontinued hedge accounting as of April 1, 2007, which may increase losses of this type in future periods. Hedging arrangements may also limit the benefit we would otherwise receive from increases in the prices for oil and natural gas. The uncertainties associated with our hedging programs are greater than those of many of our competitors because the price of the heavy oil that we produce in California is subject to risks that are in addition to the price risk associated with premium grade light oil.

        Our working capital could be impacted if we enter into derivative arrangements that require cash collateral and commodity prices subsequently change in a manner adverse to us. Further, the obligation to post cash or other collateral could, if imposed, adversely affect our liquidity.

We may not be able to raise the capital necessary to replace our reserves.

        Reserves can be replaced through acquisitions of new properties or the exploration, exploitation and development of existing properties. Either approach requires substantial capital, and capital may not always be available to us on reasonable terms or at all. If our cash flow from operations and cash available from other sources is less than we anticipate, we may not be able to finance the capital expenditures, or complete the acquisitions, necessary to replace our reserves. A reduction in our reserves could, in turn, further limit the availability of capital, as the maximum amount of available borrowing under the revolving credit facility is, and the availability of other sources of capital likely will be, based in part on the estimated quantities of our proved reserves.

Oil and natural gas exploration, exploitation and development activities may not be successful and could result in a complete loss of a significant investment.

        Exploration, exploitation and development activities are subject to many risks. For example, new wells we drill may not be productive and we may not recover all or any portion of our investment in such wells. Similarly, previously producing wells that are returned to production after a period of being shut in may not produce at levels that justify the expenditures made to bring the wells back on line. Drilling for oil and natural gas often involves unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient oil or natural gas to return a profit at then realized prices after deducting drilling, operating and other costs. We endeavor to utilize the knowledge of the fractured Monterey shale formation we have developed in our offshore drilling operations in onshore exploratory drilling, and our assumptions about the consistency of this formation may not be correct. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or natural gas is present or that it can be produced economically. The cost of exploration, exploitation and development activities is subject to numerous uncertainties beyond our control, and cost factors can adversely affect the economics of a project. Further, our development activities may be curtailed, delayed or canceled as a result of numerous factors, including:

  •
  title problems;

  •
  problems in delivery of our oil and natural gas to market;

  •
  pressure or irregularities in geological formations;

  •
  equipment failures or accidents;

  •
  shortages of, or delays in obtaining, equipment or qualified personnel;

  •
  adverse weather conditions;

  •
  reductions in oil and natural gas prices;

  •
  compliance with environmental and other governmental requirements; and

  •
  costs of, or shortages or delays in the availability of, drilling rigs, equipment and services.

A failure to complete successful acquisitions would limit our growth.

        Our strategy is to increase our reserves and production, in part through the acquisition of additional oil and natural gas properties, or businesses that own or operate such properties, when attractive opportunities arise. Our focus on the California and Texas Gulf Coast markets reduces the pool of suitable acquisition opportunities. If we do identify an appropriate acquisition candidate, we may be unable to negotiate mutually acceptable terms with the seller, finance the acquisition or obtain the necessary regulatory approvals. Our substantial level of indebtedness will further limit our ability to make future acquisitions. If we are unable to complete suitable acquisitions, it will be more difficult to replace our reserves, and an inability to replace our reserves would have a material adverse effect on our financial condition and results of operations.

Acquisitions involve a number of risks, including the risk that we will discover unanticipated liabilities or other problems associated with the acquired business or property.

        In assessing potential acquisitions, we typically rely to a significant extent on information provided by the seller. We independently review only a portion of that information. In addition, our review of the business or property to be acquired will not be comprehensive enough to uncover all existing or potential problems that could affect us as a result of the acquisition. Accordingly, it is possible that we will discover problems with an acquired business or property that we did not anticipate at the time we completed the transaction. These problems may be material and could include, among other things, unexpected environmental problems, title defects or other liabilities. Often, we acquire properties on an "as-is" basis, and have limited or no remedies against the seller with respect to these types of problems.

        The success of any acquisition we complete will depend on a variety of factors, including our ability to accurately assess the reserves associated with the acquired properties, future oil and natural gas prices and operating costs, potential environmental and other liabilities and other factors. These assessments are necessarily inexact. As a result, we may not recover the purchase price of a property from the sale of production from the property or recognize an acceptable return from such sales. The risks normally associated with acquisitions are heightened in the current environment, as market prices of oil and natural gas properties are generally high compared to historical norms. In addition, we may face greater risks to the extent we acquire properties outside of California and the Texas Gulf Coast, because we may be less familiar with operating, regulatory and other issues specific to those areas.

        Our ability to achieve the benefits we expect from an acquisition will also depend on our ability to efficiently integrate the acquired operations with ours. Our management may be required to dedicate significant time and effort to the integration process, which could divert its attention from other business concerns. The challenges involved in the integration process may include retaining key employees and maintaining key employee morale, addressing differences in business cultures, processes and systems and developing internal expertise regarding the acquired properties.

Competition in the oil and natural gas industry is intense and may adversely affect our results of operations.

        We operate in a competitive environment for acquiring properties, marketing oil and natural gas, integrating new technologies and employing skilled personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours. Those companies may be willing and able to pay more for oil and natural gas properties than our financial resources permit, and may be able to define, evaluate, bid for and purchase a greater number of properties. Our competitors may also enjoy technological advantages over us and may be able to implement new technologies more rapidly than we can. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. We may not be able to compete successfully in the future with respect to acquiring prospective reserves, developing reserves, marketing our production, attracting and retaining qualified personnel, implementing new technologies and raising additional capital.

We are subject to complex laws and regulations, including environmental laws and regulations, that can adversely affect the cost, manner and feasibility of doing business.

        Our operations and facilities are subject to extensive federal, state and local laws and regulations relating to exploration for, and the exploitation, development, production and transportation of, oil and natural gas, as well as environmental and safety matters. Existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, may harm our business, results of operations and financial condition. Laws and regulations applicable to us include those relating to:

  •
  land use restrictions, which are particularly strict along the coast of southern California where many of our operations are located;

  •
  drilling bonds and other financial responsibility requirements;

  •
  spacing of wells;

  •
  emissions into the air (including emissions from ships in the Santa Barbara channel);

  •
  unitization and pooling of properties;

  •
  habitat and endangered species protection, reclamation and remediation;

  •
  the containment and disposal of hazardous substances, oil field waste and other waste materials;

  •
  the use of underground storage tanks;

  •
  transportation permits;

  •
  the use of underground injection wells, which affects the disposal of water from our wells;

  •
  safety precautions;

  •
  the prevention of oil spills;

  •
  the closure of production facilities;

  •
  operational reporting; and

  •
  taxation and royalties.

        Under these laws and regulations, we could be liable for:

  •
  personal injuries;

  •
  property and natural resource damages;

  •
  releases or discharges of hazardous materials;

  •
  well reclamation costs;

  •
  oil spill clean-up costs;

  •
  other remediation and clean-up costs;

  •
  plugging and abandonment costs, which may be particularly high in the case of offshore facilities;

  •
  governmental sanctions, such as fines and penalties; and

  •
  other environmental damages.

        Any noncompliance with these laws and regulations could subject us to material administrative, civil or criminal penalties or other liabilities. We are a defendant in a series of lawsuits alleging, among other things, that air, soil and water contamination from the oil and natural gas facility at our Beverly Hills field caused the plaintiffs to develop cancer or other diseases or to sustain related injuries. If resolved adversely to us, these suits could have a material adverse effect on our financial condition. In addition, compliance with applicable laws and regulations could require us to delay, curtail or terminate existing or planned operations.

        Some environmental laws and regulations impose strict liability. Strict liability means that in some situations we could be exposed to liability for clean-up costs and other damages as a result of conduct that was lawful at the time it occurred or for the conduct of prior operators of properties we have acquired or other third parties. In addition, we may be required to make large and unanticipated capital expenditures to comply with applicable laws and regulations, for example by installing and maintaining pollution control devices. Similarly, our plugging and abandonment obligations will be substantial and may be more than our estimates. Compliance costs are relatively high for us because many of our properties are located offshore California and in other environmentally sensitive areas and because California environmental laws and regulations are generally very strict. It is not possible for us to estimate reliably the amount and timing of all future expenditures related to environmental matters, but they will be material. In addition, our operations could be adversely affected by federal and state laws that require environmental impact studies to be conducted before governmental authorities can take certain actions, including in some cases the issuance of permits to us. Environmental risks are generally not fully insurable.

        We could also be adversely affected by existing or future tax laws and regulations. For example, proposals have been made to amend federal and California law to impose "windfall profits" taxes or other types of additional taxes on oil companies. If any of these proposals become law, our costs would increase, possibly materially.

The loss of our CEO or other key personnel could adversely affect our business.

        We believe our continued success depends in part on the collective abilities and efforts of Timothy Marquez, our CEO, and other key personnel. We do not maintain key man life insurance policies. The loss of the services of Mr. Marquez or other key management personnel could have a material adverse effect on our results of operations. Additionally, if we are unable to find, hire and retain needed key personnel in the future, our results of operations could be materially and adversely affected.

Shortages of qualified operational personnel or field equipment and services could affect our ability to execute our plans on a timely basis, reduce our cash flow and adversely affect our results of operations.

        The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. From time to time, there have also been shortages of drilling rigs and other field equipment, as demand for rigs and equipment has increased along with the number of wells being drilled. These factors can also result in significant increases in costs for equipment, services and personnel. Higher oil and natural gas prices generally stimulate increased demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and services. We have experienced some difficulty in obtaining drilling rigs, experienced crews and related services in the past year and may continue to experience these difficulties in the future. In part, these difficulties arise from the fact that the California market is not as attractive for oil field workers and equipment operators as mid-continent and Gulf Coast areas where drilling activities are more widespread. In addition, the cost of drilling rigs and related services has increased significantly. If shortages persist or prices continue to increase, our profit margin, cash flow and operating results could be adversely affected and our ability to conduct our operations in accordance with current plans and budgets could be restricted.

The geographic concentration of our operations and oil and natural gas reserves makes us vulnerable to localized operating and other risks.

        Our oil and natural gas reserves are located in California and the Gulf Coast of Texas. Because our reserves are not as diversified geographically as those of many of our competitors, our business is subject to local conditions to a greater extent than other, more diversified companies. Any regional events, including price fluctuations, natural disasters and restrictive regulations, that increase costs, reduce availability of equipment or supplies, reduce demand or limit our production may impact our operations more than they would if our reserves were more geographically diversified.

Because we cannot control activities on properties we do not operate, we cannot control the timing of those projects. Our inability to fund required capital expenditures with respect to non-operated properties may result in a reduction or forfeiture of our interests in those properties.

        Other companies operated approximately 4% of our production in the first quarter of 2007. Our ability to exercise influence over operations for these properties or their associated costs is limited. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could prevent the realization of our targeted returns on capital with respect to exploration, exploitation, development or acquisition activities. The success and timing of exploration, exploitation and development activities on properties operated by others depend upon a number of factors that may be outside our control, including:

  •
  the timing and amount of capital expenditures;

  •
  the operator's expertise and financial resources;

  •
  approval of other participants in drilling wells; and

  •
  selection of technology.

        Where we are not the majority owner or operator of a particular oil and natural gas project, we may have no control over the timing or amount of capital expenditures associated with the project. If we are not willing and able to fund required capital expenditures relating to a project when required by the majority owner or operator, our interests in the project may be reduced or forfeited.

Changes in the financial condition of any of our principal oil and natural gas purchasers could make it difficult to collect amounts due from those purchasers.

        For the year ended December 31, 2006, approximately 76% of our oil and natural gas revenues were generated from sales to four purchasers, ConocoPhillips, Enserco Energy, Inc., Shell Trading (US) Co. and Gulfmark Energy. A material adverse change in the financial condition of any of our largest purchasers could adversely impact our future revenues and our ability to collect current accounts receivable from such purchasers.

We may be required to write down the carrying value of our properties and a reduction in our asset values could adversely affect our stock price.

        We may be required under full cost accounting rules to write down the carrying value of our properties when oil and natural gas prices decrease or when we have substantial downward adjustments of our estimated proved reserves, increases in our estimates of development costs or deterioration in our exploration results. We use the full cost method of accounting for oil and natural gas exploitation, development and exploration activities. Under full cost accounting rules, we perform a "ceiling test." This test is an impairment test and generally establishes a maximum, or "ceiling," of the book value of our oil and natural gas properties that is equal to the expected after-tax present value of the future net cash flows from proved reserves, including the effect of cash flow hedges, calculated using prevailing prices on the last day of the relevant period. If the net book value of our properties (reduced by any related net deferred income tax liability) exceeds the ceiling, we write down the book value of the properties. Depending on the magnitude of any future impairments, a ceiling test write down could significantly reduce our income or produce a loss. Ceiling test computations use commodity prices prevailing on the last day of the relevant period, making it impossible to predict the timing and magnitude of any future write downs. To the extent our finding and development costs increase, we will become more susceptible to ceiling test write downs in low price environments.

Failure to achieve and maintain effective internal control over financial reporting in accordance with the rules of the SEC could harm our business and operating results and/or result in a loss of investor confidence in our financial reports, which could in turn have a material adverse effect on our business and stock price.

        Under current rules of the SEC, we will be required to issue a report assessing the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act as of December 31, 2007 and on an annual basis thereafter. This assessment will require us to document, assess and test our internal controls over financial reporting more comprehensively than we do currently. In addition, our outside auditors will be required to audit and report on our internal controls.

        To complete our assessment, we will be required to enhance the documentation of our policies, procedures and internal controls over financial reporting, assess the effectiveness of the design of those controls and test whether those controls are operating as designed. This process, which we are conducting with the assistance of an independent consulting firm, involves considerable time and expense. During the course of our assessment, we may identify material weaknesses that we cannot remediate in time to meet the deadline imposed by SEC rules for certification of our internal controls. A determination that a material weakness exists as of December 31, 2007 or a subsequent date could result in adverse publicity, regulatory scrutiny and a loss of investor confidence in the accuracy and completeness of our financial reports. If our ability to report our financial results in a timely and accurate manner were negatively affected, this could have a material adverse effect on our stock price.

        In November 2005, we restated the financial statements included in our Quarterly Reports on Form 10-Q for the first two quarters of 2005. In addition, we have historically operated with a relatively small number of employees in the accounting and financial reporting area. If we had previously conducted an assessment of our internal controls under the standards set forth in Section 404 of the Sarbanes-Oxley Act and related rules, either or both of these factors likely would have led us to conclude that we had one or more material weaknesses in our internal controls. In addition, our outside auditors, in the performance of their 2005 and 2006 audits, concluded that material weaknesses in our internal controls existed in 2005 and 2006. The efforts we have undertaken, or will undertake, to address these issues, or similar issues that may arise or be discovered in the future, may not be successful.

We are controlled by Timothy Marquez, who is able to determine the outcome of matters submitted to a vote of our stockholders. This limits the ability of other stockholders to influence our management and policies.

        Timothy Marquez, our Chairman and CEO, beneficially owned approximately 68% of our outstanding common stock as of March 31, 2007. Through this ownership, Mr. Marquez is and will be able to control the composition of our board of directors and direct our management and policies. In particular, Mr. Marquez has the direct or indirect power to:

  •
  elect all of our directors and thereby control our policies and operations;

  •
  amend our certificate of incorporation and bylaws;

  •
  appoint our management;

  •
  approve future issuances of our common stock or other securities,

  •
  approve the payments of dividends, if any, on our common stock;

  •
  approve the incurrence of debt by us; and

  •
  agree to or prevent mergers, consolidations, sales of all or substantially all our assets or other extraordinary transactions.

        Mr. Marquez's significant ownership interest could adversely affect investors' perceptions of our corporate governance. In addition, Mr. Marquez may have an interest in pursuing acquisitions, divestitures and other transactions that involve risks to us and you. For example, Mr. Marquez could cause us to make acquisitions that increase our indebtedness or to sell revenue generating assets. Mr. Marquez may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Also, we have engaged, and may continue to engage, in related party transactions involving Mr. Marquez, such as our purchase of the membership interests of Marquez Energy in March 2005. Mr. Marquez received $13.0 million of the aggregate closing payment of $16.6 million made to former members of Marquez Energy in that transaction. In addition, prior to the completion of our initial public offering, we entered into agreements with the Marquez Trust in connection with dividends of certain real property interests to the trust and to grant certain registration rights to the trust. We have also agreed to grant certain registration rights to the Marquez Foundation, which is an affiliate of Mr. Marquez.

Some of our directors have relationships with other companies in the oil and natural gas industry that could result in conflicts of interest.

        Some of our directors serve as directors and/or officers of other companies engaged in the oil and natural gas industry and may have other relationships with such companies. For example, Timothy Brittan is President of Infinity Oil & Gas, Inc. and Mark Snell is CFO of Sempra Energy. In addition, Mac McFarland provides consulting services to various energy-related companies from time to time, Joel Reed is the lead principal of a firm that provides investment banking services to such companies from time to time and Rick Walker provides executive search services to such companies from time to time. To the extent those companies are involved in ventures in which we may participate, or compete for acquisitions or financial resources with us, the relevant director will face a conflict of interest. In the event such a conflict arises, the relevant director will be required to disclose the nature and extent of the conflict and abstain from voting for or against any action of the board that is or could be affected by the conflict.

The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets or the issuance of additional shares of common stock in future acquisitions.

        Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, the sale of these shares in the public market, or the possibility of such sales, could impair our ability to raise capital through the sale of additional common or preferred stock. As of March 31, 2007, Timothy Marquez beneficially owned approximately 68% of our common stock. As of that date, we had granted options to purchase an aggregate of approximately 4.8 million shares of our common stock to certain of our directors and employees, approximately 2.5 million of which were vested. Those holders will, subject to compliance with applicable securities laws, be permitted to sell shares they own or acquire upon the exercise of options in the public market. Sales of a substantial number of shares of our common stock by those holders could cause our stock price to fall.

        In addition, in the future, we may issue shares of our common stock in order to raise funds for our capital expenditure program, in connection with acquisitions of assets or businesses or for other purposes. These issuances could have a dilutive effect on the market value of shares of our common stock, depending on market conditions at the time and other factors, including, in the case of an acquisition, the price we pay and the value of the business or assets acquired.

Our certificate of incorporation and bylaws and Delaware law contain provisions that may prevent, discourage or frustrate attempts to replace or remove our current management by our stockholders, even if such replacement or removal may be in our stockholders' best interests.

        Our certificate of incorporation and bylaws and Delaware law contain provisions that could enable our management, including Mr. Marquez, to resist a takeover attempt (even if Mr. Marquez ceases to beneficially own a controlling block of our common shares). These provisions:

  •
  restrict various types of business combinations with significant stockholders (other than the Marquez Trust, Mr. Marquez and his wife);

  •
  provide for a classified board of directors;

  •
  limit the right of stockholders to remove directors or change the size of the board of directors;

  •
  limit the right of stockholders to fill vacancies on the board of directors;

  •
  limit the right of stockholders to act by written consent or call a special meeting of stockholders;

  •
  require a higher percentage of stockholders than would otherwise be required to amend, alter, change or repeal certain provisions of our certificate of incorporation; and

  •
  authorize the issuance of preferred stock with any voting rights, dividend rights, conversion privileges, redemption rights and liquidation rights and other rights, preferences, privileges, powers, qualifications, limitations or restrictions as may be specified by our board of directors.

        These provisions could:

  •
  discourage, delay or prevent a change in the control of our company or a change in our management, even if the change would be in the best interests of our stockholders;

  •
  adversely affect the voting power of holders of common stock; and

  •
  limit the price that investors might be willing to pay in the future for shares of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including information incorporated herein by reference, contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. A prospectus supplement, and information incorporated by reference therein, may also contain such forward-looking statements. The use of any statements containing the words "anticipate," "intend," "believe," "estimate," "project," "expect," "plan," "should" or similar expressions are intended to identify such statements. Forward-looking statements relate to, among other things:

  •
  our future financial position, including cash flow and anticipated liquidity;

  •
  amounts and nature of future capital expenditures;

  •
  acquisitions and other business opportunities;

  •
  operating costs and other expenses;

  •
  wells to be drilled or reworked;

  •
  oil and natural gas prices and demand;

  •
  exploitation, development and exploration prospects;

  •
  asset retirement obligations;

  •
  estimates of proved oil and natural gas reserves;

  •
  reserve potential;

  •
  development and infill drilling potential;

  •
  expansion and other development trends in the oil and natural gas industry;

  •
  business strategy;

  •
  production of oil and natural gas;

  •
  transportation of the oil and natural gas we produce;

  •
  planned or possible asset sales or dispositions; and

  •
  expansion and growth of our business and operations.

        Although we believe that the expectations reflected in such forward-looking statements are reasonable, those expectations may prove to be incorrect. Disclosure of important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are included under the heading "Risk Factors" and in documents incorporated in this prospectus by reference and may be so included in any prospectus supplement, including, without limitation, in conjunction with the forward-looking statements. All forward-looking statements speak only as of the date made. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements.

        Factors that could cause actual results to differ materially from our expectations include, among others, such things as:

  •
  acquisitions and other business opportunities (or the lack thereof) that may be presented to and pursued by us;

  •
  competition for available properties and the effect of such competition on the price of those properties;

  •
  oil and natural gas prices;

  •
  risks related to our level of indebtedness;

  •
  our ability to replace oil and natural gas reserves;

  •
  loss of senior management or technical personnel;

  •
  risks arising out of our hedging transactions;

  •
  our inability to access oil and natural gas markets due to operational or transportation-related impediments;

  •
  uninsured or underinsured losses in, or operational problems affecting, our oil and natural gas operations;

  •
  inaccuracy in reserve estimates and expected production rates;

  •
  exploitation, development and exploration results, including from enhanced recovery activities;

  •
  costs related to asset retirement obligations;

  •
  a lack of available capital and financing;

  •
  the potential unavailability of drilling rigs and other field equipment and services;

  •
  the existence of unanticipated liabilities or problems relating to acquired businesses or properties;

  •
  difficulties involved in the integration of operations we have acquired or may acquire in the future;

  •
  general economic, market or business conditions;

  •
  factors affecting the nature and timing of our capital expenditures, including the availability of service contractors and equipment, permitting issues, weather and limits on the number of activities that can be conducted at any one time on our offshore platforms;

  •
  the impact and costs related to compliance with or changes in laws or regulations governing our oil and natural gas operations;

  •
  environmental liabilities;

  •
  risk factors discussed in this prospectus, any prospectus supplement or any document incorporated by reference in this prospectus or any prospectus supplement; and

  •
  other factors, many of which are beyond our control.

        Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

USE OF PROCEEDS

        Unless a prospectus supplement indicates otherwise, the net proceeds we receive from the sale of the securities offered by this prospectus and the relevant prospectus supplement will be used for (i) exploration, exploitation and development of our properties, (ii) acquisition of oil and gas properties or of companies that own oil and gas properties, (iii) payment or reduction of outstanding indebtedness or (iv) other general corporate purposes. If any material part of the proceeds is to be used to repay outstanding indebtedness, the relevant prospectus supplement will provide information regarding the amount being prepaid, the date of and reason for incurrence of such indebtedness, the maturity of such indebtedness and the interest rate on such indebtedness.

        We will not receive any proceeds from sales of common stock by the selling stockholders.

RATIO OF EARNINGS TO FIXED CHARGES

        Our ratio of earnings to fixed charges is as follows for the periods indicated:

Year Ended December 31,					Quarter Ended March 31, 2007
2002	2003	2004	2005	2006
1.4X	6.2X	7.2X	2.6X	1.7X	(1)

(1)
Earnings were insufficient to cover fixed charges by $17.0 million for the quarter ended March 31, 2007.

        We have computed the ratio by dividing earnings by fixed charges. For this purpose, earnings consist of the sum of the following: income before income taxes and cumulative change in accounting principle, fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization of premiums, discounts and capitalized expenses related to indebtedness and an estimate of interest within rental expense.

SELLING STOCKHOLDERS

        The selling stockholders are (i) the Marquez Trust, a family trust the trustees of which are Timothy Marquez, our Chairman and CEO, and his wife, Bernadette Marquez, and (ii) the Marquez Foundation, a private charitable foundation the directors of which are Mr. and Mrs. Marquez. As of March 31, 2007, the Marquez Trust owned 26,431,150 shares of our common stock, representing approximately 61.5% of our outstanding common stock as of that date, and the Marquez Foundation owned 2,500,000 shares of our common stock, representing approximately 5.8% of our outstanding common stock as of that date. We entered into a registration rights agreement with the Marquez Trust in August 2006 pursuant to which the trust has the right to, among other things, include some or all of its shares in registration statements we file subject to certain conditions. The registration statement of which this prospectus is a part is being filed by us and the trust has exercised its right to include a portion of its shares in the registration statement. We have agreed to include shares of common stock held by the Marquez Foundation in the registration statement of which this prospectus is a part on the same terms and conditions as shares included by the Marquez Trust, provided that the aggregate number of shares to be included by the trust and the foundation does not exceed 2,500,000. In addition, the trust and the foundation have agreed that, in the first underwritten offering of common stock by us under the registration statement (if any), the maximum aggregate number of shares they will sell in the offering will not exceed 10% of the number of shares of common stock we sell in the offering.

        The selling stockholders may sell all, some or none of the shares being registered pursuant to this prospectus and a relevant prospectus supplement, subject to the limits described above. The amount of any shares to be sold by the selling stockholders and the amount of shares to be held by the selling stockholders following an offering, together with the selling stockholders' percentage ownership of our common stock after the offering, will be reflected in a prospectus supplement.

        In addition to the shares described above, as of March 31, 2007, Timothy Marquez also owned 205,882 shares of restricted stock granted pursuant to our 2005 stock incentive plan. Timothy Marquez will not in his personal capacity sell securities pursuant to this prospectus or any related prospectus supplement.

PLAN OF DISTRIBUTION

        We and the selling stockholders may sell securities under this prospectus and the relevant prospectus supplement to or through underwriters or dealers, directly to other purchasers or through agents. In addition, we and the selling stockholders may from time to time sell securities through a bidding or auction process, block trades, ordinary brokerage transactions or transactions in which a broker solicits purchasers. We and the selling stockholders may also use a combination of any of the foregoing methods of sale. We and the selling stockholders may distribute the securities from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the times of sale, at prices related to these prevailing market prices or at negotiated prices. We and the selling stockholders may offer securities in the same offering or in separate offerings.

        From time to time, we may exchange securities for indebtedness or other securities that we may have outstanding. In some cases, dealers acting for us or the selling stockholders may also purchase securities and re-offer them to the public by one or more of the methods described above.

        The relevant prospectus supplement will set forth the terms of the offering of the securities, including the following:

  •
  the name or names of any underwriters, dealers or agents;

  •
  the offeror(s) of the securities;

  •
  the public offering price and the proceeds which we and/or the selling stockholders will receive from the sale;

  •
  the underwriting discounts and other items constituting underwriters' compensation;

  •
  any discounts or concessions allowed or re-allowed or paid to dealers; and

  •
  any securities exchanges on which the securities of a class or series may be listed.

        We will bear all costs, fees and expenses incurred in connection with the registration of the offering of securities under this prospectus, including the costs, fees and expenses of the selling stockholders in any underwritten offering, except for underwriting commissions and fees attributable to sales by the selling stockholders.

        Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions we or the selling stockholders pay to any agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

        If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase securities will be subject to the conditions precedent agreed to by the parties and the underwriters will be obligated to purchase all the securities of a class or series if any are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

        Any underwriter, dealer or agent who participates in the distribution of an offering of securities may be considered by the SEC to be an "underwriter" as that term is defined in the Securities Act of 1933 (the "Securities Act"). Any discounts or commissions received by an underwriter, dealer or agent on the sale or resale of securities may be considered by the SEC to be underwriting discounts and commissions under the Securities Act. We and the selling stockholders may agree to indemnify any underwriters, dealers and agents against or contribute to any payments the underwriters, dealers or agents may be required to make with respect to civil liabilities, including liabilities under the Securities Act.

        Underwriters and agents and their affiliates are permitted to be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

        In connection with an offering of securities under this prospectus, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

        The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.

        These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the securities offered under this prospectus. As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange if the securities are listed on that exchange or in the over-the-counter market or otherwise.

        Persons participating in the sale or distribution of the securities may be subject to applicable provisions of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations thereunder, including Regulation M. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of us, the selling stockholders and our respective affiliates. Furthermore, Regulation M may restrict the ability of any person participating in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

        Each class or series of securities sold under this prospectus, other than our common stock, will be a new issue of securities with no established trading market. Any underwriter may make a market in these securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any securities.

        The selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling stockholder as a gift or other non-sale-related transfer after the date of this prospectus (all of whom may be selling stockholders), may sell common stock from time to time through any of the methods of sale, or any combination of such methods of sale, described above.

        As described in "Selling Stockholders," the Marquez Trust and the Marquez Foundation have agreed that, in the first underwritten offering of common stock by us under the registration statement of which this prospectus is a part (if any), the maximum aggregate number of shares they will sell in the offering will not exceed 10% of the number of shares of common stock we sell in the offering.

        The selling stockholders may also sell shares of common stock in transactions exempt from the registration requirements of the Securities Act rather than pursuant to this prospectus, regardless of whether the shares are covered by this prospectus.

        From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom the shares have been hypothecated shall, upon foreclosure in the event of default, be deemed to be selling stockholders.

        We will not receive any proceeds from sales of any securities by the selling stockholders. We cannot assure you that the selling stockholders will sell all or any portion of the securities offered hereby.

DESCRIPTION OF DEBT SECURITIES

        This prospectus describes certain general terms and provisions of debt securities that we may issue in the future. When we offer to sell a particular debt security, we will describe the specific terms of such debt security in the relevant prospectus supplement.

        The debt securities offered by this prospectus will be issued under one or more indentures between us and a trustee that we will identify in a prospectus supplement relating to the particular debt securities being offered. If any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, then the terms described in the relevant prospectus supplement will supersede the terms described in this prospectus. Any such indenture will be qualified under, subject to and governed by, the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The terms of our debt securities will include those set forth in the indentures and those made a part of the indentures by the Trust Indenture Act. The debt securities will be either senior or subordinated debt. Senior debt will be issued under a senior note indenture and subordinated debt will be issued under a subordinated note indenture. The senior note indenture and the subordinated note indenture are sometimes referred to in this prospectus individually as an "indenture" and collectively as the "indentures." We have summarized selected provisions of the indentures and the debt securities below. This summary is not complete and is qualified in its entirety by reference to the indentures. You should carefully read the summary below, the relevant prospectus supplement and the provisions of the applicable indenture that may be important to you before investing in our debt securities. For purposes of this summary, the terms "we," "our," "ours" and "us" refer only to Venoco and not to any of our subsidiaries.

        We may issue debt securities at any time and from time to time in one or more series under the indentures. The indentures will give us the ability to reopen a series of debt securities and issue additional debt securities of the same series. The indentures may not limit the amount of debt securities or other unsecured debt which we or our subsidiaries may issue.

General

        The senior debt securities will rank equally with all of our other senior debt. The subordinated debt securities will be subordinated and junior to all senior indebtedness. The debt securities may be secured or unsecured.

        The debt securities may be issued in one or more separate series of senior debt securities and/or subordinated debt securities. The prospectus supplement and a supplemental indenture relating to the particular series of debt securities being offered will specify the particular amounts, prices and terms of those debt securities. These terms may include:

  •
  the title of the debt securities;

  •
  the aggregate principal amount of the debt securities being offered, and any limit on the amount that may be issued;

  •
  the date or dates, or the method of determining the dates, on which the debt securities will mature;

  •
  the interest rate or rates of the debt securities, or the method of determining those rates, the date interest will begin to accrue, the interest payment dates and the regular record dates;

  •
  whether the debt securities are secured or unsecured and, if secured, by which assets and the terms of the security interest;

  •
  the terms of subordination of any series of subordinated debt;

  •
  restrictions on transfer, sale or other assignment, if any;

  •
  our right, if any, to defer payment of interest and the maximum length of any such deferral period;

  •
  if a debt security is issued with original issue discount, the yield to maturity;

  •
  the places where payments may be made on the debt securities;

  •
  the date, if any, after which, and the price at which, we may, at our option, redeem the series of debt securities pursuant to any optional or provisional redemption provisions and the terms of those redemptions provisions;

  •
  the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund or analogous fund provisions or otherwise, to redeem, or at the holder's option to purchase, the series of debt securities;

  •
  whether the indenture will restrict our ability or the ability of our subsidiaries to:

  •
  incur additional indebtedness;

  •
  issue additional securities;

  •
  create liens;

  •
  pay dividends or make distributions in respect of our capital stock or the capital stock of our subsidiaries;

  •
  redeem capital stock;

    •
    place restrictions on our subsidiaries' ability to pay dividends, make distributions or transfer assets;

    •
    make investments or other restricted payments;

    •
    sell or otherwise dispose of assets;

    •
    enter into sale/leaseback transactions;

    •
    engage in transactions with stockholders or affiliates;

    •
    issue or sell stock of our subsidiaries;

  •
  effect a consolidation or merger;

  •
  whether the indenture will require us to maintain any interest coverage, fixed charge, cash flow-based, asset-based or other financial ratios;

  •
  a discussion of certain material or special United States federal income tax considerations applicable to the debt securities including provisions relating to original discount securities, if offered;

  •
  whether the debt securities will be convertible or exchangeable into or for common stock, preferred stock or other debt securities and the conversion price or exchange ratio, the conversion or exchange period and any other conversion or exchange provisions;

  •
  information describing any book-entry features;

  •
  any terms for the attachment to the debt securities of warrants, options or other rights to purchase or sell our securities;

  •
  the portion of the principal amount of the debt security payable upon the acceleration of maturity if other than the entire principal amount of the debt securities;

  •
  any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities, including any additional events of default or covenants provided with respect to the debt securities, and any terms that may be required by us or advisable under applicable laws or regulations;

  •
  if other than U.S. dollars, the currency or currencies in which payments of principal, premium and/or interest on the debt securities will be payable and whether the holder may elect payment to be made in a different currency;

  •
  the method of determining the amount of any payments on the debt securities which are linked to an index;

  •
  whether the debt securities will be issued in the form of one or more global securities in temporary or definitive form and who the depositary will be;

  •
  any terms relating to the delivery of the debt securities if they are to be issued upon the exercise of warrants;

  •
  whether and on what terms we will pay additional amounts to holders of the debt securities that are not U.S. persons in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether and on what terms we will have the option to redeem the debt securities rather than pay the additional amounts; and

  •
  any other specific terms of the debt securities.

        Unless otherwise specified in the relevant prospectus supplement, (i) the debt securities will be registered debt securities and (ii) debt securities denominated in U.S. dollars will be issued in denominations of $1,000 or an integral multiple of $1,000. Debt securities may bear legends required by United States federal tax law and regulations.

        If any of the debt securities are sold for any foreign currency or currency unit or if any payments on the debt securities are payable in any foreign currency or currency unit, the prospectus supplement will contain any restrictions, elections, tax consequences, specific terms and other information with respect to the debt securities and the foreign currency or currency unit.

        Some of the debt securities may be issued as original issue discount debt securities. Original issue discount securities bear no interest during all or a part of the time that these debt securities are outstanding or bear interest at below-market rates and will be sold at a discount below their stated principal amount at maturity. The prospectus supplement will also contain special tax, accounting or other information relating to original issue discount securities or relating to other kinds of debt securities that may be offered, including debt securities linked to an index or payable in currencies other than U.S. dollars.

Subordination

        Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all of our senior debt, whether existing at the date of the subordinated indenture or subsequently incurred. The subordinated indenture will provide that no payment of principal, interest or any premium on the subordinated debt securities may be made in the event:

  •
  of any insolvency, bankruptcy or similar proceeding involving us or our property; or

  •
  we fail to pay the principal, interest, any premium or any other amounts on any senior debt when due.

        The subordinated indenture will not limit the amount of senior debt that we may incur.

        Unless we state otherwise in a prospectus supplement, "senior debt" will be defined in the subordinated indenture to include all notes or other evidences of indebtedness, including guarantees given by us, for money borrowed by us, including principal of and any interest or premium on such amounts, whether incurred on, before or after the date of the subordinated indenture, that is not expressed to be subordinate or junior in right of payment to any of our other indebtedness.

Exchange, Registration and Transfer

        Debt securities may be transferred or exchanged at the corporate trust office of the security registrar or at any other office or agency we maintain for these purposes, without the payment of any service charge, except for any tax or governmental charges. The senior trustee initially will be the designated security registrar in the United States for the senior debt securities. The subordinated trustee initially will be the designated security registrar in the United States for the subordinated debt securities. We may at any time designate additional security registrars or rescind the designation of any security registrar or approve a change in the office through which any security registrar acts.

Payment and Paying Agent

        Unless we otherwise indicate in the relevant prospectus supplement, we will make payment of the interest on any debt securities on any interest payment date to the person in whose name the debt securities are registered at the close of business on the regular record date for the interest.

        We will pay principal of and any premium and interest on the debt securities of a particular series at the office of the paying agent designated by us, except that unless we otherwise indicate in the relevant prospectus supplement, we will make interest payments by check that we will mail to the holder or by wire transfer to certain holders. Unless we otherwise indicate in a prospectus supplement, we will designate the corporate trust office of the trustee as our sole paying agent for payments with respect to debt securities of each series. We will name in the relevant prospectus supplement any other paying agents that we initially designate for the debt securities of a particular series. We will maintain a paying agent in each place of payment for the debt securities of a particular series.

        All money we pay to a paying agent or the trustee for the payment of the principal of or any premium or interest on any debt securities that remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the debt security thereafter may look only to us for payment thereof.

Consolidation, Merger, Sale or Conveyance

        We may, without the consent of the holders of the debt securities, merge into or consolidate with any other person, or convey or transfer all or substantially all of our company's properties and assets to another person provided that:

  •
  the successor assumes on the same terms and conditions all the obligations under the debt securities and the indentures; and

  •
  immediately after giving effect to the transaction, there is no default under the applicable indenture.

        The remaining or acquiring person will be substituted for our company in the indentures with the same effect as if it had been an original party to the indenture. If the debt securities are convertible for our other securities or securities of other entities, the person with whom we consolidate or merge or to whom we sell all of our property must make provision for the conversion of the debt securities into securities that the holders of the debt securities would have received if they had converted the debt securities before the consolidation, merger or sale. A prospectus supplement will describe any other limitations on the ability of our company to merge into, consolidate with, or convey or transfer all or substantially all or our properties and assets to, another person.

Events of Default, Notice and Waiver

        Each indenture will define an event of default with respect to any class or series of debt securities as one or more of the following events:

  •
  failure to pay interest on any debt security of the class or series for 30 days;

  •
  failure to pay the principal of or any premium on any debt securities of the class or series when due;

  •
  failure to make any sinking fund payment when due;

  •
  failure to observe or perform any other covenant contained in the debt securities or the indentures, and the failure continues for 90 days after we receive notice from the debenture trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of the applicable series;

  •
  occurrence of an event of bankruptcy, insolvency or reorganization set forth in the indenture; or

  •
  any other event of default included in the relevant indenture or supplemental indenture.

Global Securities

        The indentures will provide that we may issue debt securities of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The

Depository Trust Company ("DTC"). A global security represents one or any other number of individual debt securities. Generally all debt securities represented by the same global securities will have the same terms.

        A global security may not be transferred to or registered in the name of anyone other than DTC or its nominee, unless special termination situations arise. As a result of these arrangements, DTC, or its nominee, will be the sole registered holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account either with the depositary or with another institution that has an account with the depositary. Therefore, an investor whose security is represented by a global security will not be the registered holder of the debt security, but an indirect holder of a beneficial interest in the global security. At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the relevant prospectus supplement, the holder of the debt securities of any series can exchange the debt securities for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

        Debt securities of a series represented by a definitive global registered debt security and deposited with or on behalf of a depositary in the United States will be represented by a definitive global debt security registered in the name of the depositary or its nominee. Upon the issuance of a global debt security and the deposit of the global debt security with DTC, DTC will credit, on its book-entry registration and transfer system, the respective principal amounts represented by that global debt security to the accounts of participating institutions that have accounts with the depositary or its nominee. The accounts to be credited shall be designated by the underwriters or agents for the sale of U.S. book-entry debt securities or by us, if these debt securities are offered and sold directly by us.

        Ownership of U.S. book-entry debt securities will be limited to participants or persons that have accounts with DTC, or persons that may hold interests through those participants. In addition, ownership of U.S. book-entry debt securities will be evidenced only by, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee for the definitive global debt security or by participants or persons that hold through participants.

        So long as DTC or its nominee is the registered owner of a global debt security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the U.S. book-entry debt securities represented by that global debt security for all purposes under the indenture. Payment of principal of, and premium and interest, if any, on, U.S. book-entry debt securities will be made to DTC or its nominee as the registered owner or the holder of the global debt security representing the U.S. book-entry debt securities. Owners of U.S. book-entry debt securities:

  •
  will not be entitled to have the debt securities registered in their names;

  •
  will not be entitled to receive physical delivery of the debt securities in definitive form; and

  •
  will not be considered the owners or holders of the debt securities under the indenture.

        The laws of some jurisdictions require that purchasers of securities take physical delivery of securities in definitive form. These laws impair the ability to purchase or transfer U.S. book-entry debt securities.

        DTC has advised us that upon receipt of any payment of principal of, or interest on, a global debt security, DTC immediately will credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective interests in the principal amount of that global debt security, as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

        We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global debt security desires to give or take any action that a holder is entitled to give or take under the debt securities or the indentures, DTC would authorize the participants holding the relevant beneficial interests to give or take that action and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

        DTC has advised us as follows:

  •
  DTC is:

  •
  a limited-purpose trust company organized under the New York Banking Law;

  •
  a "banking organization" within the meaning of the New York Banking Law;

  •
  a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

  •
  a "clearing agency" registered under Section 17A of the Exchange Act.

  •
  DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates.

  •
  DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

  •
  DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

Satisfaction and Discharge; Defeasance

        We may be discharged from our obligations on the debt securities of any class or series that have matured or will mature or be redeemed within one year if we deposit with the trustee enough cash and/or U.S. government obligations to pay all the principal, interest and premium, if any, due to the stated maturity or redemption date of the debt securities and comply with the other conditions set forth in the applicable indenture.

        Each indenture will contain a provision that permits us to elect to be discharged from all of our obligations with respect to any class or series of debt securities then outstanding. However, even if we effect a legal defeasance, some of our obligations will continue, including obligations to:

  •
  maintain and apply money in the defeasance trust;

  •
  register the transfer or exchange of the debt securities;

  •
  replace mutilated, destroyed, lost or stolen debt securities, if applicable; and

  •
  maintain a registrar and paying agent in respect of the debt securities.

        Each indenture also will permit us to elect to be released from our obligations under specified covenants and from the consequences of an event of default resulting from a breach of those covenants. To make either of the above elections, we must deposit in trust with the trustee cash and/or U.S. government obligations, if the debt securities are denominated in U.S. dollars, which through the payment of principal, interest and premium, if any, under their terms will provide sufficient amounts, without reinvestment, to repay in full those debt securities.

        The indentures will specify the types of U.S. government obligations that we may deposit.

        An event of default for a particular class or series of debt securities will not necessarily constitute an event of default for any other class or series of debt securities issued under an indenture.

        In the case of an event of default arising from events of bankruptcy or insolvency set forth in the indenture, all outstanding debt securities will become due and payable immediately without further action or notice. If any other event of default as to a series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding debt securities of that series may declare all the debt securities to be due and payable immediately.

        The holders of a majority in aggregate principal amount of the debt securities then outstanding by notice to the trustee may on behalf of the holders of all of the debt securities of that series waive any existing default or event of default and its consequences under the applicable indenture, except a continuing default or event of default in the payment of interest on, or the principal of, the debt securities of that series.

        Each indenture will require the trustee, within 90 days after the occurrence of an event of default known to it with respect to any outstanding class or series of debt securities, to give the holders of that class or series notice of the default if uncured or not waived. However, the trustee may withhold this notice if it determines in good faith that the withholding of this notice is in the interest of those holders, except that the trustee may not withhold this notice in the case of a payment default.

        Other than the duty to act with the required standard of care during an event of default, a trustee will not be obligated to exercise any of its rights or powers under the applicable indenture at the request or direction of any of the holders of debt securities, unless the holders have offered to the trustee reasonable security and indemnity. Each indenture will provide that the holders of a majority in principal amount of outstanding debt securities of any class or series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or other power conferred on the trustee if the direction would not conflict with any rule of law or with the indenture. However, the trustee may take any other action that it deems proper which is not inconsistent with any direction and may decline to follow any direction if it in good faith determines that the directed action would involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

        A holder of the debt securities of any class or series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies, if:

  •
  the holder has given written notice to the trustee of a continuing event of default with respect to that series;

  •
  the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holders have offered reasonable indemnity to the trustee to institute the proceeding as trustee; and

  •
  the trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions within 60 days after the notice, request and offer.

        These limitations do not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal, premium, if any, or interest on, the debt securities.

        Each indenture will include a covenant that we will file annually with the trustee a certificate of no default, or specifying any default that exists.

Modification of the Indentures

        We and the applicable trustee may modify an indenture without the consent of the holders for limited purposes, including adding to our covenants or events of default, establishing forms or terms of debt securities, curing ambiguities and other changes which do not adversely affect the holders in any material respect.

        We and the applicable trustee may make modifications and amendments to an indenture with the consent of the holders of a majority in principal amount of the outstanding debt securities of all affected series. The indentures will provide that specified consents, waivers and other actions may be given by the holders of a specified percentage of outstanding debt securities of all series affected by the modification or amendment, acting as one class. However, without the consent of each affected holder, no modification may:

  •
  extend the stated maturity of any debt security;

  •
  reduce the principal, premium, if any, or rate of interest on any debt security; or

  •
  reduce the percentage of holders of outstanding debt securities of any series required to consent to any modification, amendment or waiver under the indenture.

Replacement of Securities

        We will replace debt securities that have been mutilated at the expense of the holder upon surrender of the mutilated debt security to the security registrar, where applicable. We will replace debt securities that become destroyed, stolen, or lost at the expense of the holder upon delivery to the security registrar of evidence of its destruction, loss, or theft satisfactory to us and the security registrar. In the case of a destroyed, lost, or stolen debt security, the holder of the debt security may be required to provide reasonable security or indemnity to the trustee and us before a replacement debt security will be issued.

Governing Law

        The indentures and the debt securities will be governed by, and construed under, the laws of the State of New York except to the extent the Trust Indenture Act applies.

Notices

        Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register.

Conversion or Exchange

        We may issue debt securities that we may convert or exchange into common stock or other securities, property or assets. If so, we will describe the specific terms on which the debt securities may be converted or exchanged in the relevant prospectus supplement. The conversion or exchange may be mandatory, at your option, or at our option. The relevant prospectus supplement will describe the manner in which the shares of common stock or other securities, property or assets you would receive would be issued or delivered.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of:

  •
  200 million shares of common stock, par value $.01 per share, of which 43,005,182 shares were issued and outstanding as of March 31, 2007; and

  •
  20 million shares of preferred stock, par value $.01 per share, of which no shares were issued and outstanding as of March 31, 2007.

        The rights of our stockholders will be governed by Delaware law, our amended and restated certificate of incorporation and our bylaws. The following is a summary of the material terms of our capital stock and is qualified in its entirety by reference to our certificate of incorporation and our bylaws, each of which is incorporated by reference in this prospectus.

Common Stock

        Dividend and Liquidation Rights.    Holders of our common stock may receive dividends when, as and if declared by our board of directors out of funds legally available for the payment of dividends. As a Delaware corporation, we may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which a dividend is declared and/or the preceding fiscal year. Section 170 of the Delaware General Corporation Law (the "DGCL") also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

        Our existing debt agreements currently prohibit us from paying dividends on our common stock. In addition, if we were to pay dividends on our common stock, we would be obligated to make a bonus payment to each holder of stock options granted under our 2000 stock incentive plan in an amount equal to the dividend that would have been paid on the shares of common stock underlying the holder's options had those options been exercised as of the record date relating to the dividend.

        In the event of our liquidation, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities.

        The right of holders of our common stock to receive dividends and distributions upon liquidation will be subject to the satisfaction of any applicable preference granted to the holders of any preferred stock that may then be outstanding.

        Voting and Other Rights.    Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. The affirmative vote of at least 66 2/3% of our outstanding voting stock will be required to amend or repeal provisions of our certificate of incorporation relating to the number and classification of our directors, indemnification of officers and directors and certain other matters.

        No Preemptive, Conversion or Redemption Rights.    The common stock has no preemptive, conversion or exchange rights and is not subject to further calls or assessment by us. There are no redemption, retraction, purchase for cancellation or sinking fund provisions applicable to the common stock.

Preferred Stock

        Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock. With respect to any series of preferred stock, our board of directors is authorized to determine the terms and rights of that series, including:

  •
  the designation of the series and the number of shares to constitute the series;

  •
  the dividend rate of the series, the conditions and dates upon which such dividends will be payable, the relation which such dividends will bear to the dividends payable on any other class or classes of stock, and whether such dividends will be cumulative or noncumulative;

  •
  whether the shares of the series will be subject to redemption by us and, if made subject to such redemption, the times, prices and other terms and conditions of such redemption;

  •
  the terms and amount of any sinking fund provided for the purchase or redemption of the shares of the series;

  •
  whether or not the shares of the series will be convertible into or exchangeable for shares of any other class or classes of stock, and, if provision is made for conversion or exchange, the times, prices, rates, adjustments and other terms and conditions of such conversion or exchange;

  •
  the extent, if any, to which the holders of shares of the series will be entitled to vote with respect to the election of directors or otherwise;

  •
  the restrictions, if any, on the issue or reissue of any additional shares of preferred stock of that series; and

  •
  the rights of the holders of the shares of the series upon the dissolution, liquidation, or winding up of the corporation.

        Except as otherwise required by law or by any stock exchange, the authorized shares of preferred stock and common stock will be available for issuance without further action by you.

        We could issue a series of preferred stock that could impede the completion of a merger, tender offer or other takeover attempt. We will make any determination to issue preferred stock based on our judgment as to the best interests of our company and our stockholders. In so acting, we could issue preferred stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their common stock over the then-current market price of the common stock.

Authorized but Unissued Capital Stock

        Delaware law generally does not require stockholder approval for any issuance of authorized shares. However, the rules of the New York Stock Exchange generally require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. Additional shares may be issued for a variety of corporate purposes, including to raise additional capital or to facilitate acquisitions.

        One of the effects of the existence of unissued and unreserved common stock and preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at a premium to prevailing market prices.

Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws

        Our certificate of incorporation and bylaws also contain provisions that we describe in the following paragraphs, which may delay, defer, discourage or prevent a change in control of our company, the removal of our existing management or directors, or an offer by a potential acquirer to our stockholders, including an offer by a potential acquirer at a price higher than the market price for the stockholders' shares.

        Special Stockholders' Meetings.    Our certificate of incorporation provides that special meetings of the stockholders may be called only by the chairman of the board, the CEO or, upon the written request of a majority of the board of directors, any of our officers.

        Classified Board of Directors.    Our certificate of incorporation provides that our board of directors is to be divided into three classes, designated as Class I, Class II and Class III. At each annual meeting of stockholders, successors to the directors whose terms expired at that annual meeting will be elected for a three-year term.

        Board Vacancies to be Filled by Remaining Directors and Not Stockholders.    Our certificate of incorporation provides that any vacancies on our board will be filled by the affirmative vote of the majority of the remaining directors, even if such directors constitute less than a quorum. No such vacancy will be filled by our stockholders.

        Requirements for Advance Notification of Stockholder Proposals and Director Nominations.    Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. These provisions may preclude stockholders from bringing matters before a stockholders' meeting or from making nominations for directors at a stockholders' meeting.

        Action by Written Consent.    Under our certificate of incorporation, stockholders may take action by written consent only if the action is first approved by our board of directors.

        No Cumulative Voting.    Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Delaware Anti-Takeover Law

        Our company is a Delaware corporation subject to the provisions of Section 203 of the DGCL, an anti-takeover law. Generally, this statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which such person became an interested stockholder, unless:

  •
  prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to this plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        A "business combination" includes a merger, consolidation, asset sale or other transaction resulting in a financial benefit to the stockholder. For purposes of Section 203, an "interested stockholder" is defined to include any person that is:

  •
  the owner of 15% or more of the outstanding voting stock of a corporation;

  •
  an affiliate or associate of a corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and

  •
  an affiliate or associate of the persons described above.

        We anticipate that the provisions of Section 203 may encourage parties interested in acquiring us to negotiate in advance with our board because the 66 2/3% stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder. Neither the Marquez Trust nor its trustees, Timothy and Bernadette Marquez, will be deemed to be an interested stockholder for the purposes of Section 203.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Computershare Trust Company, Inc.

DESCRIPTION OF WARRANTS

        We may issue warrants independently or together with preferred stock or common stock and may attach warrants to any offered securities. Each class or series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. You should refer to the provisions of the warrant agreement that will be filed with the SEC in connection with an offering of warrants for the complete terms of the warrant agreement.

        The relevant prospectus supplement will describe the terms of any warrants offered, including but not limited to the following:

  •
  the number of warrants offered;

  •
  the offering price for the warrants;

  •
  the currency or currencies in which the prices of the warrants may be payable;

  •
  the aggregate number of the warrants;

  •
  the securities or other rights for which the warrants are exercisable;

  •
  the amount of securities purchasable upon exercise of each warrant and the price at which and the currency or currencies in which the securities may be purchased upon such exercise;

  •
  the events or conditions under which the amount of securities may be subject to adjustment;

  •
  if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;

  •
  if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;

  •
  the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

  •
  the redemption or call provisions, if any, applicable to the warrants;

  •
  if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

  •
  the circumstances, if any, that will cause the warrants to be deemed to be automatically exercised;

  •
  any material risk factors relating to such warrants;

  •
  if applicable, the identity of the warrant agent; and

  •
  any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

        Prior to the exercise of any warrants, holders of such warrants will not have any rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends, or the right to vote such underlying securities.

        Prospective purchasers of warrants should be aware that special United States federal income tax, accounting and other considerations may be applicable to instruments such as warrants. The relevant prospectus supplement will describe such considerations, to the extent they are material, as they apply generally to purchasers of such warrants.

        At March 31, 2007, there were no outstanding warrants to purchase any of our securities.

LEGAL MATTERS

        Davis Graham & Stubbs LLP of Denver, Colorado has provided its opinion on the validity of the securities offered by this prospectus. If legal matters in connection with offerings made under this prospectus are acted on by counsel for the underwriters, dealers or agents, if any, that counsel will be named in the applicable prospectus supplement.

EXPERTS

        The financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        Estimates of our oil and natural gas reserves and related information as of December 31, 2004 and 2005 incorporated by reference in this prospectus have been derived from engineering reports prepared by Netherland, Sewell & Associates, Inc. Estimates of our oil and natural gas reserves and related information as of December 31, 2006 incorporated by reference in this prospectus have been derived from an engineering report prepared by DeGolyer & MacNaughton with respect to certain of our properties and an engineering report prepared by Netherland, Sewell & Associates, Inc. with respect to the remainder. The estimates have been so incorporated in reliance upon the reports of those firms given upon their authority as experts in petroleum engineering.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the information requirements of the Exchange Act, and in accordance therewith file reports and other information with the SEC. Such reports and other information filed by us can be inspected and copied at the public reference facilities of the SEC at 100 F Street N.E., Washington, D.C. 20549. Requests for copies should be directed to the SEC's Public Reference Room, 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information regarding the public reference facilities. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically.

        We have filed with the SEC a Registration Statement on Form S-3 (together with all exhibits, amendments and supplements, the "Registration Statement") of which this prospectus constitutes a part, under the Securities Act. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules of the SEC. For further information pertaining to us, reference is made to the Registration Statement. Statements contained in this prospectus, any prospectus supplement or any document incorporated herein or therein by reference concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC. Copies of the Registration Statement are on file at the offices of the SEC, and may be inspected without charge at those offices, the address of which is set forth above, and copies may be obtained from the SEC at prescribed rates. The Registration Statement has been filed electronically through the SEC's Electronic Data Gathering, Analysis and Retrieval System and may be obtained through the SEC web site at www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus.

        The following documents, which were previously filed with the SEC pursuant to the Exchange Act, are hereby incorporated by reference:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2006;

  •
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

  •
  our Current Reports on Form 8-K filed February 2, March 7, March 23, April 2, May 11, May 25 and June 12, 2007 (excluding information furnished pursuant to Item 2.02 or Item 7.01 or corresponding information furnished under Item 9.01 or included as an exhibit thereto);

  •
  the description of our capital stock contained in our Registration Statement on Form S-1, as amended (File No. 333-130478), and incorporated by reference into our Registration Statement on Form 8-A under the Exchange Act filed with the SEC on November 14, 2006.

        All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and shall be a part hereof from the date of filing of such reports and documents.

        Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document that also is deemed to be incorporated by reference in this prospectus, modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus. None of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K or any corresponding information, either furnished under Item 9.01 or included as an exhibit therein, that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus, except as otherwise expressly set forth in the relevant document. Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

        You may receive a copy of any document incorporated herein by reference (excluding exhibits to those documents unless they are specifically incorporated by reference in those documents), at no cost, by writing or calling Venoco, Inc., 6267 Carpinteria Avenue, Suite 100, Carpinteria, California 93013, Attention: Secretary. The telephone number of that office is (805) 745-2100.